Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Card as of December 31, 2020

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

English translation of a Report Originally Issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as of December 31, 2020 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 44 to these consolidated financial statements of the Group, which describes the uncertainty, actions, and plans taken to address these events or circumstances, relating to the impact of the spread of Coronavirus Disease-19 (“COVID-19”) on the Group’s productivity and ability to fulfil customer’s orders. This matter does not affect our opinion.

Other Matter

The consolidated financial statements of the Group as of December 31, 2019, were audited by KPMG Samjong accounting Corp., in accordance with Korean IFRS, who expressed an unqualified opinion on those consolidated financial statements on March 5, 2020.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

∙	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

∙

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

∙

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 2, 2021

This report is effective as of March 2, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won, except share data)	Note		2020	2019

Assets
Cash and due from banks	10,39	~~W~~	671,599	668,414
Financial assets at fair value through profit or loss	11		487,873	406,108
Derivative assets	12		7,358	54,497
Credit card assets at amortized cost, etc.	13		30,935,740	29,335,281
Lease assets	14		1,016,237	548,901
Financial assets at fair value through other comprehensive income	16		32,143	35,938
Property and equipment, net	15,17		623,783	637,951
Intangible assets	18		162,599	162,331
Deferred tax assets	38		151,264	249,882
Investment property	19		52,477	-
Other assets	20		744,150	818,606

Total assets		~~W~~	34,885,223	32,917,909

Liabilities
Derivative liabilities	12	~~W~~	170,761	48,675
Borrowings	21		4,084,495	3,314,687
Debentures, net	22		20,215,457	18,645,325
Liability for defined benefit obligations	23		40,890	33,762
Current tax liabilities	38		31,310	98,830
Provisions	24		226,879	206,114
Other liabilities	15,25		3,695,883	4,421,650

Total liabilities			28,465,675	26,769,043

Equity
Common stock	26		626,847	626,847
Capital surplus	26		860,592	860,592
Capital adjustments	26		2,219	263
Accumulated other comprehensive loss	26		(73,314)	(67,535)
Retained earnings	26,27		5,007,909	4,732,180
Equity attributable to owners of the Group			6,424,253	6,152,347
Non-controlling interests	26		(4,705)	(3,481)

Total equity			6,419,548	6,148,866

Total liabilities and equity		~~W~~	34,885,223	32,917,909

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note		2020	2019

Interest income		~~W~~	2,262,568	2,253,506
Interest expense			(507,529)	(499,540)
Net interest income	31		1,755,039	1,753,966

Fee and commission income			1,478,876	1,432,352
Fee and commission expense			(1,176,547)	(1,211,475)
Net fee and commission income	32		302,329	220,877

Dividend income	33		954	841
Net gain on financial assets at fair value through profit or loss	11		17,110	11,174
Net gain on derivatives	12		(144,631)	73,134
Net gain on foreign currency transactions	7		159,439	(38,901)
Provision for credit loss allowance	13,34		(483,882)	(566,415)
General administrative expenses	35		(650,557)	(702,191)
Other operating loss, net	36		(133,587)	(68,377)

Operating income			822,214	684,108

Non-operating expense, net	37		(1,002)	(7,352)

Profit before income tax			821,212	676,756

Income tax expense	38		(214,658)	(167,723)

Profit for the year		~~W~~	606,554	509,033

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	23,26	~~W~~	(7,090)	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	16,26		(3,114)	1,029

Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of cash flow hedges	12,26		12,715	(9,333)
Foreign currency translation adjustments for foreign operations	26		(9,614)	4,057

Other comprehensive loss for the year, net of tax			(7,103)	(22,918)

Total comprehensive income for the year		~~W~~	599,451	486,115

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note		2020		2019

Profit attributable to:
Owners of the Company	29	~~W~~	606,453		508,800
Non-controlling interests			101		233
Profit		~~W~~	606,554		509,033

Total comprehensive income (loss) attributable to:
Owners of the Company		~~W~~	600,675	484,952
Non-controlling interests			(1,224)	1,163
Total comprehensive income		~~W~~	599,451	486,115

Earnings per share Basic and diluted earnings per share (in won)	29	~~W~~	4,837	4,058

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

		2019
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2019	~~W~~	626,847	860,592	1,234	(43,687)	4,561,125	6,006,111	(4,644)	6,001,467
Dividends		-	-	-	-	(337,745)	(337,745)	-	(337,745)
Share-based payment transactions		-	-	(971)	-	-	(971)	-	(971)
Total comprehensive income for the period:
Profit for the year		-	-	-	-	508,800	508,800	233	509,033
Remeasurement of the net defined benefit obligations		-	-	-	(18,671)	-	(18,671)	-	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,029	-	1,029	-	1,029
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(9,333)	-	(9,333)	-	(9,333)
Foreign currency translation adjustments for foreign operations		-	-	-	3,127	-	3,127	930	4,057
Balance at December 31, 2019	~~W~~	626,847	860,592	263	(67,535)	4,732,180	6,152,347	(3,481)	6,148,866

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

		2020
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2020	~~W~~	626,847	860,592	263	(67,535)	4,732,180	6,152,347	(3,481)	6,148,866
Dividends		-	-	-	-	(330,724)	(330,724)	-	(330,724)
Share-based payment transactions		-	-	1,956	-	-	1,956	-	1,956
Total comprehensive income for the period:
Profit for the year		-	-	-	-	606,453	606,453	101	606,554
Remeasurement of the net defined benefit obligations		-	-	-	(3,113)	-	(3,113)	-	(3,113)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	(7,090)	-	(7,090)	-	(7,090)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	12,715	-	12,715	-	12,715
Foreign currency translation adjustments for foreign operations		-	-	-	(8,291)	-	(8,291)	(1,325)	(9,615)
Balance at December 31, 2020	~~W~~	626,847	860,592	2,219	(73,314)	5,007,909	6,424,253	(4,705)	6,419,548

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)		2020	2019

Cash flows from operating activities
Profit before income tax	~~W~~	821,212	676,756
Adjustment for:
Interest income		(2,262,568)	(2,253,506)
Interest expense		507,481	499,540
Dividend income		(954)	(841)
Consideration paid to customers		-	187,616
Fee and commission expense		1,064	1,187
Net gain on sales of financial assets at fair value through profit or loss		(5,286)	(3,636)
Net loss on valuation of financial assets at fair value through profit or loss		170	276
Net gain on valuation and transaction of derivatives		144,654	(73,134)
Net loss on foreign currency transaction		(169,966)	63,148
Provision for credit loss allowance		462,617	566,415
General administrative expenses		80,847	82,882
Other operating expenses		161,892	91,174
Non-operating expenses, net		(2,486)	(205)
		(1,082,535)	(839,084)
Changes in assets and liabilities:
Restricted due from banks		(103,430)	-
Financial assets at fair value through profit and loss		(79,925)	(149,936)
Credit card assets at amortized cost, etc.		(1,892,664)	(2,667,916)
Lease assets		(628,780)	(278,768)
Other assets		132,097	14,883
Deposit liabilities		-	(211,325)
Liability for defined benefit obligations		(22,899)	(29,065)
Provisions		(811)	(1,085)
Other liabilities		(314,585)	(146,261)
Derivatives		867
		(2,910,130)	(3,469,473)
Income taxes paid		(173,178)	(163,405)
Interest received		2,110,598	2,098,516
Interest paid		(503,814)	(461,746)
Dividend received		954	841
Net cash outflow from operating activities		(1,736,894)	(2,157,595)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from investing activities
Proceeds from disposal of financial assets at fair value through profit or loss		~~W~~	15,006	3,636
Acquisition of financial assets at fair value through profit or loss			(11,729)	(2,594)
Acquisition of financial assets at fair value through other comprehensive income			(500)	-
Proceeds from disposal of property and equipment			3,335	913
Acquisition of property and equipment			(56,659)	(35,665)
Proceeds from disposal of intangible assets			1,320	18
Acquisition of intangible assets			(23,890)	(20,017)
Acquisition of investment in Properties			(2,471)	-
Decrease in guarantee deposits			19,635	55,583
Increase in guarantee deposits			(10,249)	(53,847)
Acquisition of subsidiaries			-	(160,008)
Net cash outflow from investing activities			(66,202)	(134,456)

Cash flows from financing activities
Proceeds from borrowings			3,354,343	2,517,604
Repayment of borrowings			(2,554,814)	(1,625,000)
Proceeds from debentures			5,844,474	5,820,883
Repayment of debentures			(4,126,664)	(3,940,520)
Cash inflows from cash flow hedges			851,022	1,694,362
Cash outflows from cash flow hedges			(807,705)	(1,713,492)
Decrease in guarantee deposits			7,652	-
Repayment of lease liabilities			(534,297)	(18,162)
Dividends paid			(330,724)	(337,745)
Net cash inflow from financing activities			1,703,287	2,397,930

Effect of exchange rate fluctuations on cash and cash equivalents held			(435)	(15)
Net increase (decrease) in cash and cash equivalents			(100,243)	105,864

Cash and cash equivalents at the beginning of year			549,095	443,231

Cash and cash equivalents at the end of year	39	~~W~~	448,849	549,095

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

1.Reporting Entity

General information of Shinhan Card Co., Ltd. (the “Company” or the “Controlling Company”) and its subsidiaries (together referred to as the “Group”) is as follows.

(a)Controlling Company

The Controlling Company was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2020, the Company has approximately 20.96 million (actual member criteria) personal credit card holders, 1.78 million merchants in its network and 33 branch offices (including the headquarter office). The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

(b)Subsidiaries

As of December 31, 2020 and 2019, consolidated subsidiaries are summarized below.

				2020		2019
Name of Subsidiaries	Location	Closing month	Operating activities	Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2017-1 (*1),(*2)	Republic of Korea	December 31	ABS	-	-	0.5%	99.5%
Shinhan Card 2017-2 (*1),(*2)	Republic of Korea	December 31	ABS	-	-	0.5%	99.5%
Shinhan Card 2017-3 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2018-1 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2018-2 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-1 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-2 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2019-3 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	0.5%	99.5%
Shinhan Card 2020-1 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	-	-
Shinhan Card 2021-1 (*1),(*2)	Republic of Korea	December 31	ABS	0.5%	99.5%	-	-
Shinhan Finance LLC	Kazakhstan	December 31	Installment, credit loan lease financing	100.0%	-	100.0%	-
Shinhan Indo Finance	Indonesia	December 31	Installment, credit card and lease financing	50%+1 of the shares	50%-1 of the shares	50%+1 of the shares	50%-1 of the shares
Shinhan Vietnam Finance Co., Ltd.	Vietnam	December 31	Credit loan	100.0%	-	100.0%	-
Shinhan Microfinance Co., Ltd.	Myanmar	September 30	Credit loan	100.0%	-	100.0%	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

				2020		2019
Name of Subsidiaries	Location	Closing month	Operating activities	Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Specified money in trusts (*1)	Republic of Korea	December 31	Trust asset management	100.0%	-	100.0%	-

1.Reporting Entity, Continued

(b)Subsidiaries, continued

(*1) The above subsidiaries are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company’s specific business, and the Controlling Company holds a majority of the benefits in the structured entities’ operations.  For this reason, the Controlling Company is considered to have power to control the structured entities.  The Controlling Company can transfer additional credit card assets if these subsidiaries are unable to repay securitized debentures connected to the entities’ underlying assets.

(c)Change in consolidated subsidiaries

(i) Subsidiaries newly included in the consolidated financial statements for the year ended December 31, 2020 are as follows:

Name of Subsidiary	Reason
Shinhan Card 2020-1	New Investment
Shinhan Card 2021-1	New Investment

(ii) Subsidiaries excluded from the consolidated financial statements for the year ended December 31, 2020 are as follows:

Name of Subsidiary	Reason
Shinhan Card 2017-1	Liquidation
Shinhan Card 2017-2	Liquidation

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

1.Reporting Entity, Continued

(d)Condensed financial information of the Group’s subsidiaries as of and for the years ended December 31, 2020 and 2019 is as follows:

		2020
Name of Subsidiary		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-3	~~W~~	307,457	308,010	(553)	-	1,396
Shinhan Card 2018-1		380,113	382,416	(2,303)	-	2,506
Shinhan Card 2018-2		507,651	515,519	(7,868)	-	990
Shinhan Card 2019-1		400,099	400,099	-	-	-
Shinhan Card 2019-2		589,039	595,068	(6,029)	-	(4,064)
Shinhan Card 2019-3		350,059	350,059	-	-	-
Shinhan Card 2020-1		487,240	486,275	965	-	965
Shinhan Card 2021-1		-	-	-	-	-
Shinhan Finance LLC		28,919	11,410	17,509	1,506	(683)
Shinhan Indo Finance		98,561	107,971	(9,410)	202	(2,449)
Shinhan Microfinance Co., Ltd.		33,900	21,825	12,075	211	608
Shinhan Vietnam Finance Co.,Ltd.		371,855	271,905	99,950	22,710	18,610
Specified money in trusts		660,000	-	660,000	364	364

	2019
Name of Subsidiary	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-1	676,361	682,601	(6,240)	1,473	1,922
Shinhan Card 2017-2	770,417	778,860	(8,443)	(838)	180
Shinhan Card 2017-3	506,197	513,705	(7,508)	(855)	(446)
Shinhan Card 2018-1	622,694	632,077	(9,383)	(1,844)	(1,547)
Shinhan Card 2018-2	771,728	784,956	(13,228)	59,873	57,793
Shinhan Card 2019-1	672,946	679,586	(6,640)	(6,640)	(6,640)
Shinhan Card 2019-2	882,651	886,055	(3,404)	(3,514)	(3,405)
Shinhan Card 2019-3	594,280	595,299	(1,019)	(1,019)	(1,019)
Shinhan Finance LLC	23,949	5,757	18,192	1,313	1,415
Shinhan Indo Finance	112,772	119,733	(6,961)	465	2,327
Shinhan Microfinance Co., Ltd.	19,154	7,687	11,467	359	601
Shinhan Vietnam Finance Co.,Ltd.	368,821	285,629	83,192	18,363	20,215
Specified money in trusts	480,000	-	480,000	25	25

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

2.Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”), which prescribed in the Act on External Audit of Stock Companies. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2021, and will be submitted for approval to the stockholder’s meeting to be held on March 24, 2021.

(a)Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c)Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note5.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

2.Basis of Preparation, Continued

(c)Use of estimates and judgements, continued

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Group uses forward-looking information to estimate expected credit loss in accordance with Korean IFRS 1109 'Financial Instruments'. For the year ended December 31, 2020, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2020 is re-estimated using the updated forward-looking information on the economic growth rate, private consumption growth rate, and KOSPI, and facility investment growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Group will continue to monitor the economic effects of the COVID-19.

(d)Changes in accounting policies

Except for the the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2020, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019. There are other new standards applied from January 1, 2020, which does not have a significant impact to the Group’s financial statements.

(i) Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the financial statements.

(ii) Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the financial statements.

   (iii) Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

     The amendments allow to apply the exceptions in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies

Significant accounting policies applied by the Group in preparation of its consolidated financial statements are described below.  The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise in Note 2 (d).

(a)Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b)Basis of consolidation

(i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii) Structured entity

The Group has established a number of structured entities by transferring credit card assets and others. A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity’s risks and rewards, it is concluded that the Group controls the structured entity.

(iii) Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.  If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Cash and cash equivalents

Cash and cash equivalents comprise balances with cash in hand, deposits held at call with banks and other short-term highly liquid investments with an insignificant risk of changes in their fair value. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue.  Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”).

Unless the Group changes its business model for managing financial assets, after first recognition, the financial assets cannot be reclassified.  When, and only when, the Group changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Group’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (See Note 7).  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management.  Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance is measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

‘Principal’ amount is defined as the fair value on initial recognition of the financial asset.  ‘Interest’ consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features; and

- Terms and conditions that limit the Group’s claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid), and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, see Note 3 (e) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Non-derivative financial assets, continued

(iii) Derecognition of financial assets

Financial asset

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Group transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Group designate specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge.  The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(e) Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. The effective portion of changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item, determined on the basis of present value from the inception of the hedge.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the cash flow hedge reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item.  For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amount recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g)Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Group measures loss allowances at an amount equal to the lifetime expected credit losses (“ECLs”), except for the following, which are measured as twelve month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.  This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(g)Impairment of financial assets, continued

The Group assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less;

- Significant changes in credit rating occur; or

- Specified overdue pool segment (Personal card assets past due over seven days, etc.) incur.

The Group considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes observable information.

∙	Significant financial difficulty of the borrower or issuer
∙	Default or delinquency in interest or principal payments
∙	Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider
∙	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
∙	The disappearance of an active market for a security
∙

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(g)Impairment of financial assets, continued

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.  The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Group expects no significant recovery from the amount written off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(h) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.  Costs include expenditures that are directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After initial recognition, an item of property and equipment is recognized at its carrying value, which is the amount of its acquisition cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Group will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(i) Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets.  Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(j) Leases

(i) Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(ii) Lessee

   Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(j) Leases, continued

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-Fixed payments (including in-substance fixed payments), less any lease incentives receivable

-Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

-Amounts expected to be payable by the Group (the lessee) under residual value guarantees

-The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

-Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Group:

-where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

-uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by, a subsidiary of the Group, which does not have recent third-party financing, and

-makes adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or     market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate,

which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-the amount of the initial measurement of lease liability

-any lease payments made at or before the commencement date less any lease incentives received

-any initial direct costs, and

-restoration costs

-

3. Significant Accounting Policies, Continued

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(j) Leases, continued

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Although the Group elected to apply the revaluation model to its land and buildings that are presented in property, plant and equipment, the Group elected not to apply that revaluation model to buildings held by the Group that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

(k) Investment Property

Investment property is property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. An investment property is measured after initial measurement at depreciated cost (less any accumulated impairment losses). After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses.

(l)Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount. The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pretax  discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(m) Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the consolidated financial statements when the Group becomes the party to the contractual agreement.

Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition.  Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss.  Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities.  Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(n) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss.  Short-term employee benefits are measured undiscounted.

(ii)Post-employment benefit plan

The Group has introduced and manages both a defined benefit pension plan and a defined contribution pension plan.  Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset.  Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceed the obligations for contributions for the service provided before the end of reporting period, the Group recognizes the decrease in future payments or cash refunds as an asset (prepaid expense).

3. Significant Accounting Policies, Continued

(n) Employee benefits, continued

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(ii) Post-employment benefit plan, continued

Defined benefit plans

The Group recognizes defined benefit liabilities related to defined benefit plans at the present value of the defined benefit obligations less the fair value of plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method.  When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds form the plan or reductions in future contributions to the plan.  To calculate the present value of economic benefits consideration is given to any applicable minimum funding requirements.

(ii) Post-employment benefit plan, continued

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets excluding interest and the effect of the asset ceiling excluding interest, are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss.  The Group recognizes the gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(iii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(o)Provisions

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the end of the reporting period and taken into account the risks and uncertainties that inevitably surround events and circumstances.  Where the effect of the time value of money is material, the amount of a provision is measured at the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized when it is virtually certain that reimbursement will be received, and the reimbursement is recognized as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services.  Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account.  In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(p) Foreign currency

(i) Foreign currency transactions.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see (iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(o) Foreign currency, continued

(ii) Foreign operations

When the functional currency of a foreign operation differs from the presentation currency of the Group, the Group translates the financial statements into the presentation currency using the following procedures.

The results and financial position of a foreign operation whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures.  The assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the date of that statement of financial position.  The income and expenses for each statement presenting profit or loss and other comprehensive income (including comparatives) is translated at exchange rates at the dates of the transactions

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation.  They are expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.  On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation.  In any other partial disposal of a foreign operation the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

(iii) Net investment in foreign operations

An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation, and is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(q) Share capital

An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation, and is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(r)Share-based payment transactions

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Group cannot estimate reliably the fair value of the goods or services received, the Group measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

In the case of cash-settled share-based payment transactions in which cash is paid in exchange for the goods or services received, the goods or services received and the liabilities borne in return are measured at fair value and recognized as employee benefit expenses and liabilities during the vesting period. I'm doing it. In addition, the fair value of the liability is remeasured at the end of each reporting period and at the final settlement date until the liability is settled, and the change in fair value is recognized as salary.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Group’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Group to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(s)Revenue from Contracts with Customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied.  However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points (“points”) and other components of fee and commission income.  The Group provides rewards in various forms including discounts on credit settlements and gifts.  The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(t)Finance income and finance costs

The Group’s finance income and finance costs include:

- Interest income;

- Interest expense;

- Dividend income;

- The net gain or loss on financial assets measured at fair value through profit or loss;

- The foreign currency gain or loss on financial assets and financial liabilities;

- Impairment losses (and reversals) on investments in debt securities carried at amortized cost;

- The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination;

- The fair value loss on contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

Interest income or expense is recognized using the effective interest method.  Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.  In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

The effective interest rate is the rate that exactly discounts estimate future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(u)Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company of the Group, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, allowing it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

Deferred tax liabilities are recognized in respect of temporary differences related to investments in subsidiaries, associates, and joint arrangements with the exception of the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probably that they will not reverse in the foreseeable future.  In addition, deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probably that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.  The measurement of deferred tax reflects that tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only when the income tax is imposed by tax authorities of an identical country, and the Group has legal rights to offset recognized amounts and the intention to settle the net amount of deferred tax assets and liabilities. Income tax expense that additionally incurs subsequent to dividend payment is recognized at the time that the liability related to the dividend payment is recognized.

(v)Earnings per share

The Group calculates basic earnings per share (EPS) using profit or loss and presents it in the consolidated statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(w) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use (See Note 18)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(x) Insurance contracts

Insurance contracts are contracts under which the Group accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. A contract that meets the definition of an insurance contract remains an insurance contract until all rights and obligations are extinguished. The Group recognized assets and liabilities related to insurance contracts as other assets and liabilities in the consolidated statements of financial position and income and expenses related to insurance contracts as other commission income and expense in the consolidated statements of comprehensive income.

The Group recognizes insurance liabilities to provision the future payment that will be paid based on above insurance contracts, and details are as follows:

Premium reserves

The Group reserves expected amount to be paid after the reporting period although the insured event had occurred before the reporting period.

Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

(y) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not mandatory for adopting for annual periods beginning since January 1, 2020. The Group has not elected to adopt them early.

The following standards are expected not to have a material effect on the Group:

- Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 - Related Rent Exemption, Concessions, Suspensio

- Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform

- Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework - Korean IFRS No.1117 Insurance Contracts

- Amendments to Korean IFRS 1016 Property, Plant and Equipment - Proceeds before intended use

- Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts : Cost of Fulfilling a Contract

- Annual improvements to Korean IFRS 2018-2020

- Amendments to Korean IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4. Financial Risk Management

(a)General information of risk management

The Group has exposure to the following risks from its use of financial instruments:

∙	Credit risk
∙	Liquidity risk
∙	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.  Further quantitative disclosures are included throughout these consolidated financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors.  To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4. Financial Risk Management, Continued

(a)General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to support early detection and proactive responses to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings).  It performs the pre-detection function on the risk factors such as increases in assets and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(a)  General information of risk management, continued

(iv)Enterprise crisis management system, continued

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v)Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Group prevents higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Group utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers.  The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(a)  General information of risk management, continued

(vi)Credit Scoring System

The Group’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers’ credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures. AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, the Group uses the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and the Group uses it to monitor members and monitor portfolio risk exposures.

(b)Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.  The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II.  The Group applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business.  Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(i)  Exposure to credit risk

The carrying amount of financial instruments represents the Group’s maximum exposure to credit risk.  Exposure to credit risk of the Group as of December 31, 2020 and 2019 is as follows. Cash held by the Group is excluded.

		2020	2019
Due from banks and credit card assets at amortized cost, etc. (*1)
Banks	~~W~~	1,660,838	1,340,169
Household
Credit sales		12,881,691	13,533,115
Cash advances		1,444,634	1,725,995
Card loans		6,776,631	6,226,639
Installment finance and others		5,578,468	4,258,922
Government/Public institution/ The Bank of Korea		32,929	35,625
Corporate		3,232,055	2,883,165
		31,607,246	30,003,630

Financial assets at FVTPL
Debt securities		3,128	2,228
Beneficiary certificates		481,030	400,075
		484,158	402,303

Derivative financial assets		7,358	54,497
Other assets (*1)
Other financial assets		541,061	477,067
	~~W~~	32,639,823	30,937,497

(*1) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2020 and December 31, 2019, the maximum exposure to credit risk caused by unused credit commitments amounted to W83,075,972 million and W76,653,756 million, respectively. As of December 31, 2020, the securities purchase agreement signed by the Group is W99,400 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii)Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card assets at amortized cost, etc. by internal credit rating as of December 31, 2020 and 2019 are as follows:

		2020
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	1,658,860	79	1,897	18	-	1,660,854	(16)	1,660,838
Household		20,076,081	2,890,494	1,894,641	2,279,035	489,729	27,629,980	(948,556)	26,681,424
Credit sales		10,717,304	501,689	1,028,358	837,082	50,960	13,135,393	(253,702)	12,881,691
Cash advances		652,400	252,857	162,134	476,098	27,431	1,570,920	(126,286)	1,444,634
Card loans		4,532,896	1,087,182	555,477	827,325	61,701	7,064,581	(287,950)	6,776,631
Installment finance and others		4,173,481	1,048,766	148,672	138,530	349,637	5,859,086	(280,618)	5,578,468

Government /Public institution/ The Bank of Korea		32,929	-	-	-	-	32,929	-	32,929
Corporate		1,465,560	1,653,562	14,997	129,658	26,965	3,290,742	(58,688)	3,232,054
	~~W~~	23,233,430	4,544,135	1,911,535	2,408,711	516,694	32,614,505	(1,007,259)	31,607,246

		2019
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	1,338,155	127	1,900	1	70	1,340,253	(84)	1,340,169
Household		19,308,219	2,542,154	2,013,817	2,313,386	476,327	26,653,903	(909,232)	25,744,671
Credit sales		11,177,031	532,951	1,128,516	891,550	65,891	13,795,939	(262,824)	13,533,115
Cash advances		818,342	295,888	197,015	517,550	35,157	1,863,952	(137,957)	1,725,995
Card loans		4,183,428	929,089	545,628	765,639	67,904	6,491,688	(265,049)	6,226,639
Installment finance and others		3,129,418	784,226	142,658	138,647	307,375	4,502,324	(243,402)	4,258,922

Government /Public institution/ The Bank of Korea		35,625	-	-	-	-	35,625	-	35,625
Corporate		1,381,052	1,397,625	13,429	128,951	13,082	2,934,139	(50,974)	2,883,165
	~~W~~	22,063,051	3,939,906	2,029,146	2,442,338	489,479	30,963,920	(960,290)	30,003,630

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii)Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2020 and 2019 are as follows:

		2020
		Loan commitments and other credit-related liabilities
		12-month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	76,379,901	3,446,501	-	79,826,402
Normal		2,160,009	1,086,461	-	3,246,470
Impairment		-	-	3,100	3,100
	~~W~~	78,539,910	4,532,962	3,100	83,075,972

		2019
		Loan commitments and other credit-related liabilities
		12-month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	70,219,055	3,360,688	-	73,579,743
Normal		2,028,640	1,022,988	-	3,051,628
Impairment		-	-	22,385	22,385
	~~W~~	72,247,695	4,383,676	22,385	76,653,756

In the case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

(iii) Reflection of forward-looking information

The Group reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Group utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Group reflects the future macroeconomic situation reflecting the weights calculated by the Group in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Bank estimates based on its business plan and management strategy.

The Group analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression equation estimation. To reflect the COVID-19 economic situation, the Group reviewed three scenarios: upside, central, and downside, and reflected the final forward-looking information.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Major macroeconomic variables	Correlation between credit risks
Economic growth rate	Negative correlation
Consumer inflation rate	Negative correlation
Domestic consumption growth rate	Negative correlation
Facility investment growth rate	Negative correlation
Composite stock Price index	Negative correlation

The predicted correlation between the macroeconomic variables used by the Group and the risk of default is derived based on long-term data over the past 10 years.

The recent actual default rate is an important reference when estimating the default rate considering the future economic outlook. Although various economic indicators deteriorated due to the economic contraction caused by COVID-19 in 2020, the Group’s actual default rate remains stable.

The Group has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant the sensitivity analysis according to the impact on the Group's expected credit loss provision is as follows.

(in millions of won)
Scenario		100%	Difference with the book value
Upside	~~W~~	1,195,344	(24,109)
Central		1,214,489	(4,964)
Downside	~~W~~	1,254,658	35,205

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Group sets the goal of “month-end liquidity” as the liquidity level at which the Group could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky.  The Group has prepared contingency plans for various liquidity crises.

(i)Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2020 and 2019 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		2020
		Less than 1 month	1~3 months		3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks(*1)	~~W~~	448,849	-		-	-	-	-	448,849
Credit card assets at amortized cost, etc.		10,360,181	6,016,442		4,088,591	5,030,479	7,984,443	245,972	33,726,108
Financial assets at FVTPL		487,873	-		-	-	-	-	487,873
Financial assets at FVOCI		-	-		-	-	-	32,143	32,143
Other financial assets		496,613	9,593		12,342	19,974	19,913	-	558,435
	~~W~~	11,793,516	6,026,035		4,100,933	5,050,453	8,004,356	278,115	35,253,408
Liabilities:
Borrowings	~~W~~	553,103	209,345		225,636	497,334	2,567,234	162,128	4,214,780
Debentures		666,524	686,284		1,360,059	2,248,914	15,473,373	630,413	21,065,567
Other financial liabilities		2,620,523	14,480		23,797	40,721	307,255	5,708	3,012,484
	~~W~~	3,840,150	910,109		1,609,492	2,786,969	18,347,862	798,249	28,292,831
Off-balance item(*2):
Securities purchase agreement		99,400	-	-	-	-	-	-	99,400
Unused credit commitments		83,075,972	-		-	-	-	-	83,075,972
	~~W~~	83,175,372	-		-	-	-	-	83,175,372

(*1) Restricted due from banks as of December 31, 2020 are excluded.

(*2) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments, continued

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	667,683	-	-	-	-	731	668,414
Credit card assets at amortized cost, etc.		10,648,645	5,976,303	3,875,235	4,246,885	6,797,670	252,124	31,796,862
Financial assets at FVTPL		406,108	-	-	-	-	-	406,108
Financial assets at FVOCI		-	-	-	-	-	35,938	35,938
Other financial assets		416,456	6	290	-	-	79,422	496,174
	~~W~~	12,138,892	5,976,309	3,875,525	4,246,885	6,797,670	368,215	33,403,496
Liabilities:
Borrowings	~~W~~	394,372	55,303	74,400	159,101	2,130,360	634,870	3,448,406
Debentures		330,501	525,383	409,965	323,238	17,676,424	347,702	19,613,213
Other financial liabilities		2,493,540	13,911	21,814	36,963	773,215	36,346	3,375,789
	~~W~~	3,218,413	594,597	506,179	519,302	20,579,999	1,018,918	26,437,408
Off-balance item(*):
Unused credit commitments	~~W~~	76,653,756	-	-	-	-	-	76,653,756

(*) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(ii)Maturity analysis of derivative financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2020 and 2019 is as follows.

The amounts shown in the table were calculated based on the information below.

-Gross settlement: gross amount of cash received or paid.

-Net settlement: net amount of cash received or paid.

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	~~W~~	(1,824)	(2,864)	(4,052)	(7,371)	(14,549)	(30,660)
Gross settlement cash inflow		115,615	237,167	346,542	186,784	2,273,049	3,159,157
Gross settlement cash outflow		(117,907)	(240,966)	(352,110)	(191,475)	(2,393,692)	(3,296,150)
	~~W~~	(4,116)	(6,663)	(9,620)	(12,062)	(135,192)	(167,653)

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(689)	(1,639)	(2,548)	(5,702)	(22,829)	-	(33,407)
Gross settlement cash inflow		83,638	325,841	325,521	101,794	1,897,006	375,679	3,109,479
Gross settlement cash outflow		(81,188)	(315,367)	(314,956)	(94,896)	(1,840,334)	(376,725)	(3,023,466)
	~~W~~	1,761	8,835	8,017	1,196	33,843	(1,046)	52,606

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges cash flows of foreign currency liabilities with currency rate swaps. The Group is exposed to only equity price risk of local currency equity securities. The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Group’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2020 and trading financial assets as of December 31, 2019 that are exposed to the respective risks.:

		2020
		Average	High	Low	At December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

		2019
		Average	High	Low	At December 31
Interest rate risk	~~W~~	1,417	2,000	1,000	2,000

Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(ii)VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk.  The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rate EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rates VaR and EaR of non-trading positions as of December 31, 2020 and 2019 are as follows:

		2020	2019
Interest rate VaR	~~W~~	463,647	702,650
Interest rate EaR		594,210	558,960

Overseas subsidiaries were excluded from the calculation.

Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(iii)Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currency other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of U.S. dollars, millions of Singapore dollars, millions of Euro, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Myanmar Kyat, millions of Vietnamese Dong, and millions of won)

2020Foreign currencyKRWequivalentUSDSGDEURKZTIDRMMKVNDDeposit0--7333,6941,798130,590W10,014Loans---　9,743　1,439,17638,332　7,272,014　510,420Other financial assets---　384　61,0651,712　139,710　13,697Debentures(1,816)(463)(198)　-　--　(1,400,000)　(2,687,118)Borrowings(420)--　(4,250)　(1,069,158)(23,000)　(2,210,000)　(673,902)Other financial liabilities---　(80)　(14,295)(594)　(266,753)　(14,364)On-balance exposure(2,236)(463)(198)　6,530　420,48218,248　3,665,561　(2,841,253)Off-balance derivative exposure2,216463198　-　--　-　3,056,378Net position(20)--6,530420,48218,2483,665,561W215,125

(In millions of U.S. dollars, millions of Singapore dollars, millions of euro, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Myanmar Kyat, and millions of won)

2019Foreign currencyKRWequivalentUSDSGDEURKZTIDRMMKVNDDeposit1--21411,3901,296344,036W19,870Loans---　7,520　1,466,08821,585　6,757,161　500,244Other financial assets---　94　14,504304　148,800　9,178Debentures(1,541)(653)(197)　-　--　(1,389,460)　(2,676,444)Borrowings(400)--　(1,599)　(1,383,799)(7,296)　(2,203,800)　(699,687)Other financial liabilities(448)--　(59)　(155,544)(445)　(216,860)　(543,319)On-balance exposure(2,388)(653)(197)　6,170　(47,361)15,444　3,439,877　(3,390,158)Off-balance derivative exposure1,865654198　-　--　-　2,977,533Net position(523)116,170(47,361)15,4443,439,877W(412,625)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

4.Financial Risk Management, Continued

(e)Capital risk management

The Group has exposure to credit risk, liquidity risk, and market risk. By maintaining an optimal capital structure, the Group’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Group’s credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Group should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the consolidated statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2020, the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5.Significant Estimates and Judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

5.Significant Estimates and Judgments, Continued

(b)Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Group’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

6.Fair Value Measurement of Financial Instruments

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at FVTPL

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate.  If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at FVOCI

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	481,030	-	481,030
Debt securities at FVTPL		-	-	3,128	3,128
Equity securities at FVTPL		-	-	3,715	3,715
Derivative financial assets for hedging		-	7,358	-	7,358
Equity securities at FVOCI		-	-	32,143	32,143
	~~W~~	-	488,388	38,986	527,374
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	170,761	-	170,761

		2019
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	400,075	-	400,075
Debt securities at FVTPL		-	-	2,228	2,228
Equity securities at FVTPL		-	-	3,805	3,805
Derivative financial assets for hedging		-	54,497	-	54,497
Equity securities at FVOCI		-	-	35,938	35,938
	~~W~~	-	454,572	41,971	496,543
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	48,675	-	48,675

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2020	~~W~~	2,228	3,805	35,938	41,971
Net gain on valuation of financial assets at FVTPL		(200)	-	-	(200)
Net changes in the unrealized fair value of FVOCI		-	-	(4,295)	(4,295)
Acquisition		1,100	629	500	2,229
Disposal		-	(719)	-	(719)
Balance at December 31, 2020	~~W~~	3,128	3,714	32,143	38,985

		2019
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2019	~~W~~	1,579	2,211	34,519	38,309
Net gain on valuation of financial assets at FVTPL		(351)	-	-	(351)
Net changes in the unrealized fair value of FVOCI		-	-	1,419	1,419
Acquisition		1,000	1,594	-	2,594
Balance at December 31, 2019	~~W~~	2,228	3,805	35,938	41,971

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2020 and 2019 is as follows:

	2020
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc.t	Beneficiary certificates	~~W~~	481,030	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		7,358	Discount rate, exchange rate, etc.
			~~W~~	488,388
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	170,761	Discount rate, exchange rate, etc.

	2019
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary certificates	~~W~~	400,075	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		54,497	Discount rate Exchange rate Volatility, etc.
			~~W~~	454,572
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	48,675	Discount rate Exchange rate Volatility, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and inputs related to level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as level 3 as of December 31, 2020 and 2019 is as follows:

	2020
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	6,843	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		32,143	Discount rate Growth rate	10.23%~13.29%, 1.00%
		~~W~~	38,986

	2019
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	6,033	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,938	Discount rate Growth rate	8.02% ~ 16.15% 0.00%
		~~W~~	41,971

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

		2020
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,444	(2,576)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable inputs such as growth rate (-05%~0.5%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card assets at amortized cost, etc.

Fair value of credit card receivables measured at amortized cost, etc. is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card receivables for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31,

2020 and 2019 are as follows:

		2020
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	94	-	-	94	94
Deposits		671,505	-	-	671,505	671,505
Credit card assets		23,545,040	(50,664)	(877,822)	22,616,554	23,007,920
Loans		3,367,110	24,865	(60,490)	3,331,485	3,359,334
Installment assets		3,591,498	43,703	(37,767)	3,597,434	3,613,850
Lease assets		1,420,693	755	(31,181)	1,390,267	1,404,244
Other assets		558,435	(1,029)	(16,345)	541,061	541,141
	~~W~~	33,154,375	17,630	(1,023,605)	32,148,400	32,598,087
Financial liabilities
Borrowings	~~W~~	4,084,495	-	-	4,084,495	4,133,513
Debentures in won		17,545,000	(8,994)	-	17,536,006	17,749,853
Debentures in foreign currency		2,687,118	(7,667)		2,679,451	2,699,877
Other liabilities		3,013,557	(18,048)	-	2,995,509	2,998,963
	~~W~~	27,330,170	(34,709)	-	27,295,461	27,582,206
		2019
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	65	-	-	65	65
Deposits		668,349	-	-	668,349	668,349
Credit card assets		23,809,394	(53,475)	(847,689)	22,908,230	23,275,355
Loans		2,002,189	20,239	(49,915)	1,972,513	1,988,587
Installment assets		3,211,806	40,635	(30,950)	3,221,491	3,233,531
Lease assets		1,265,623	(840)	(31,736)	1,233,047	1,242,929
Other assets		496,175	(2,723)	(16,385)	477,067	477,388
	~~W~~	31,453,601	3,836	(976,675)	30,480,762	30,886,204
Financial liabilities
Borrowings	~~W~~	3,314,687	-	-	3,314,687	3,337,351
Debentures in won		15,985,000	(9,696)	-	15,975,304	16,136,874
Debentures in foreign currency		2,677,037	(7,016)	-	2,670,021	2,676,939
Other liabilities		3,375,789	(25,175)	-	3,350,614	3,353,305
	~~W~~	25,352,513	(41,887)	-	25,310,626	25,504,469

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2020 and 2019 is as follows:

		2020
		Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	~~W~~	94	-	-	94
Deposits		-	671,505	-	671,505
Credit card assets at amortized cost
Credit card assets		-	-	23,007,920	23,007,920
Loans		-	-	3,359,334	3,359,334
Installment assets		-	-	3,613,850	3,613,850
Lease assets		-	-	1,404,244	1,404,244
Other assets		-	-	541,141	541,141
	~~W~~	94	671,505	31,926,489	32,598,088
Financial liabilities:
Borrowings	~~W~~	-	-	4,133,513	4,133,513
Debentures in won		-	-	17,749,853	17,749,853
Debentures in foreign currency		-	-	2,699,877	2,699,877
Other liabilities		-	-	2,998,963	2,998,963
	~~W~~	-	-	27,582,206	27,582,206

		2019
		Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	~~W~~	65	-	-	65
Deposits		-	668,349	-	668,349
Credit card assets at amortized cost
Credit card assets		-	-	23,275,355	23,275,355
Loans		-	-	1,988,587	1,988,587
Installment assets		-	-	3,233,531	3,233,531
Lease assets		-	-	1,242,929	1,242,929
Other assets		-	-	477,388	477,388
	~~W~~	65	668,349	30,217,790	30,886,204
Financial liabilities:
Borrowings	~~W~~	-	-	3,337,351	3,337,351
Debentures in won		-	-	16,136,874	16,136,874
Debentures in foreign currency		-	-	2,676,939	2,676,939
Other liabilities		-	-	3,353,305	3,353,305
	~~W~~	-	-	25,504,469	25,504,469

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instruments

(a)The carrying amounts of the categories of financial assets as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	671,599	-	-	671,599
Financial assets at FVTPL		487,873	-	-	-	487,873
Derivative assets		-	-	-	7,358	7,358
Credit card assets at amortized cost, etc.		-	30,935,740	-	-	30,935,740
Financial assets at FVOCI		-	-	32,143	-	32,143
Other financial assets		-	540,061	-	-	540,061
	~~W~~	487,873	32,148,400	32,143	7,358	32,675,774

		2019
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	668,414	-	-	668,414
Financial assets at FVTPL		406,108	-	-	-	406,108
Derivative assets		-	-	-	54,497	54,497
Credit card assets at amortized cost, etc.		-	29,335,281	-	-	29,335,281
Financial assets at FVOCI		-	-	35,938	-	35,938
Other financial assets		-	477,067	-	-	477,067
	~~W~~	406,108	30,480,762	35,938	54,497	30,977,305

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(b)The carrying amounts of the categories of financial liabilities as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	170,761	170,761
Borrowings		4,084,495	-	4,084,495
Debentures		20,215,457	-	20,215,457
Other liabilities		2,995,509	-	2,995,509
	~~W~~	27,295,461	170,761	27,466,222

		2019
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	48,675	48,675
Borrowings		3,314,687	-	3,314,687
Debentures		18,645,325	-	18,645,325
Other liabilities		3,350,614	-	3,350,614
	~~W~~	25,310,626	48,675	25,359,301

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(c)Net gains (losses) of categories of financial instruments for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	35	-	17,110	17,145	-
Financial assets at amortized cost		2,262,568	-	1,478,876	(1,176,547)	-	(462,617)	16,025	2,118,305	-
financial assets at FVOCI		-	-	-	-	919	-	-	919	(3,114)
Derivative for hedge		-	-	-	-	-	-	-	-	-
		2,262,568	-	1,478,876	(1,176,547)	954	(462,617)	33,135	2,136,369	(3,114)
Financial liabilities
Financial liabilities at amortized cost		-	(507,529)	-	-	-	-	-	(507,529)	-
Derivative for hedge		-	-	-	-	-	-	(144,631)	(144,631)	12,715
		-	(507,529)	-	-	-	-	(144,631)	(652,160)	12,715
	~~W~~	2,262,568	(507,529)	1,478,876	(1,176,547)	954	(462,617)	(111,496)	1,484,209	9,601

		2019
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	27	-	11,174	11,201	-
Financial assets at amortized cost		2,253,506	-	1,432,352	(1,211,475)	-	(538,877)	12,915	1,948,421	-
financial assets at FVOCI		-	-	-	-	814	-	-	814	1,029
Derivative for hedge		-	-	-	-	-	-	66,466	66,466	1,554
		2,253,506	-	1,432,352	(1,211,475)	841	(538,877)	90,555	2,026,902	2,583
Financial liabilities
Financial liabilities at amortized cost		-	(499,540)	-	-	-	-	(77,747)	(577,287)	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Derivative for hedge		-	-	-	-	-	-	6,668	6,668	(10,887)
		-	(499,540)	-	-	-	-	(71,079)	(570,619)	(10,887)
	~~W~~	2,253,506	(499,540)	1,432,352	(1,211,475)	841	(538,877)	19,476	1,456,283	(8,304)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(d)The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2020 and 2019 are as follows:

		2020			2019
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	158,687	(23,130)	135,557	56,748	(18,202)	38,546
Financial liabilities at amortized cost		51,185	(27,303)	23,882	14,109	(91,556)	(77,447)
	~~W~~	209,872	(50,433)	159,439	70,857	(109,758)	(38,901)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019 are as follows:

		2020
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	7,358	-	7,358	207	-	7,151
Repurchase agreements (*)		150,000	-	150,000	150,000	-	-
Receivable spot exchange		4,788	-	4,788	4,788	-	-
Financial liabilities:
Derivatives		170,761	-	170,761	207	-	170,554
Payable spot exchange		4,788	-	4,788	4,788	-	-

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

		2019
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	54,497	-	54,497	11,395	-	43,102
Repurchase agreements (*)		330,000	-	330,000	330,000	-	-
Receivable spot exchange		9,379	-	9,379	9,379	-	-
Financial liabilities:
Derivatives		48,675	-	48,675	11,395	-	37,280
Payable spot exchange		9,379	-	9,379	9,379	-	-

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

9. Operating Segments

The Group has a single reportable segment.

(a)Details of revenues by financial service type for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,864,197	131,345	60,250	206,776	2,262,568
Fee and commission income		1,182,517	12,086	243,600	40,673	1,478,876
Other operating income		10,779	324	86	338,545	349,734
	~~W~~	3,057,493	143,755	303,936	585,994	4,091,178

		2019
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,908,179	120,987	55,426	168,914	2,253,506
Fee and commission income		1,278,964	11,384	138,765	3,239	1,432,352
Other operating income		9,099	199	79	197,022	206,399
	~~W~~	3,196,242	132,570	194,270	369,175	3,892,257

(b)Revenues from external customers for the years ended December 31, 2020 and 2019 are all attributed to the Republic of Korea, where the Company is domiciled.

(c)There is no single external customer with whom revenues amount to 10 percent or more of the Company’s revenues for the years ended December 31, 2020 and 2019.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

10. Cash and Due from Banks

(a)Details of cash and due from banks as of December 31, 2020 and 2019 are as follows:

		2020	2019

Cash	~~W~~	94	65
Deposits in won:
Deposits on demand		353,493	508,892
Current deposits		2,277	18,135
Foreign currency deposits		9,226	19,082
Time deposits		5	5
Deposit for checking accounts		31	31
Deposits on demand of SPC		222,020	118,552
Deposits on foreign currency reserve		694	731
Others		83,759	2,921
	~~W~~	671,599	668,414

(b) Restricted due from banks as of December 31, 2020 and 2019 are as follows:

		2020	2019	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	5	Pledged as collateral for cash advances
Other deposits
Woori Bank and others	~~W~~	31	31	Deposit for checking accounts
		222,020	118,552	Deposits on demand of SPC
		694	731	Deposits on foreign currency reserve
		222,745	119,314
	~~W~~	222,750	119,319

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

11.Financial Assets at FVTPL

(a)Details of financial assets at FVTPL as of December 31, 2020 and 2019 are as follows and no financial assets are designated as at FVTPL.

		2020	2019

Beneficiary certificates	~~W~~	481,030	400,075
Debt securities		3,128	2,228
Equity securities		3,715	3,805
	~~W~~	487,873	406,108

(b)Net income on financial assets at FVTPL for the years ended December 31, 2020 and 2019 is as follows:

		2020	2019

Gain on valuation	~~W~~	30	75
Loss on valuation		(200)	(351)
Gain on sale		6,929	4,909
Other income		10,351	6,541
	~~W~~	17,110	11,174

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2020 and 2019 is as follows:

		2020	2019

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	35	27

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives

(a)Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2020 and 2019 are as follows:

		2020			2019
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	3,056,378	7,151	142,257	2,977,533	54,024	16,486
Interest rate swap		1,775,000	207	28,504	1,740,000	473	32,072
Currency forward		-	-	-	34,838	-	117
	~~W~~	4,831,378	7,358	170,761	4,752,371	54,497	48,675

(b)Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Gain on valuation of derivatives	~~W~~	8,358	71,445
Gain on derivatives transactions		28,172	21,469
Loss on valuation of derivatives		(174,451)	(12,884)
Loss on derivatives transactions		(6,710)	(6,896)
Gain on derivatives	~~W~~	(144,631)	73,134

(c)Hedge accounting

(i) Risk management strategy

The Group deals with derivative financial instruments to avoid interest rate risk and exchange risk.  The Group applies cash flow hedge accounting that utilizes interest rate swap and currency swap to avoid the risk of cash flow variability from borrowings in won, debentures in won and debentures in foreign currency due to market interest rate and foreign exchange rate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(ii) The timing of the nominal amount of the hedging instrument and the average rate as of December 31, 2020 and 2019 are as follows:

		2020
		Within 1 year	Over 1 year ~ 2 years	Over 2 years ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap	~~W~~	769,540	509,250	994,228	-	783,360	-	3,056,378
Interest rate swap		280,000	435,000	890,000	170,000	-	-	1,775,000
		1,049,540	944,250	1,884,228	170,000	783,360	-	4,831,378
Average hedging ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate (%)		2.01%	1.78%	1.68%	0.99%	-	-	1.74%

(*)The average exchange rate conditions for currency swap are USD/KRW 1151.91, SGD/KRW 847.09, EUR/KRW 1284.35.

		2019
		Within 1 year	Over 1 year ~ 2 years	Over 2 years ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap	~~W~~	788,009	723,237	516,891	578,900	-	370,496	2,977,533
Interest rate swap		305,000	280,000	385,000	770,000	-	-	1,740,000
		1,093,009	1,003,237	901,891	1,348,900	-	370,496	4,717,533
Fair value hedge								-
Currency forward		34,838	-	-	-	-	-	34,838
	~~W~~	1,127,847	1,003,237	901,891	1,348,900	-	370,496	4,752,371
Average hedging ratio		100%	100%	100%	100%	-	100%	100%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income

ⓐ The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Nominal amount	Derivative assets	Derivative liabilities	Gain (loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	3,056,378	7,151	142,257	(144,750)	10,320	14,336
Interest rate risk
Interest rate swap		1,775,000	207	28,504	-	2,395	3,303
Fair value hedge
Exchange risk
Currency forward		-	-	-	119	-	-
	~~W~~	4,831,378	7,358	170,761	(144,632)	12,715	17,639

		2019
		Nominal amount	Derivative assets	Derivative liabilities	Gain (loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	2,977,533	54,024	16,486	75,934	(1,267)	(1,748)
Interest rate risk
Interest rate swap		1,740,000	473	32,072	-	(8,066)	(11,126)
Fair value hedge
Exchange risk
Currency forward		34,838	-	117	(2,800)	-	(117)
	~~W~~	4,752,371	54,497	48,675	73,134	(9,333)	(12,991)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income, continued

ⓑ The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2020 and 2019 is as follows:

		2020
		Borrowings	Debentures	Interest expense	Gain (loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	2,613,881	(43,778)	120,892	(7,990)
Borrowings in foreign currency		348,160	-	(6,392)	22,321	7,493
Interest rate swap
Borrowings in won		-	1,524,362	(41,140)	-	(19,165)
Debentures in won		150,000		(5,044)	-	(1,350)
	~~W~~	498,160	4,138,243	(96,354)	143,213	(21,012)

		2019
		Borrowings	Debentures	Interest expense	Gain (loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	2,600,548	(48,149)	(78,011)	(9,605)
Borrowings in foreign currency		370,496	-	(799)	2,145	(1,213)
Interest rate swap
Borrowings in won		-	1,539,158	(38,090)	-	(21,993)
Debentures in won		150,000		(3,972)	-	(916)
Due from banks in foreign currency		-	-	-	1,975	-
	~~W~~	520,496	4,139,706	(91,010)	(73,891)	(33,727)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Recognized in other comprehensive income	~~W~~	(127,111)	63,060
Reclassified from equity to profit or loss		144,750	(75,933)
Deferred tax effect		(4,924)	3,540
Changes in accumulated other comprehensive income, net	~~W~~	12,715	(9,333)

(d) The Group’s risk exposure directly affected by interest rate benchmark reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

As of December 31, 2020, the nominal amounts of hedging instruments designated for interest rate hedging purpose, as a result of the Group’s interest rate benchmark reform, are as follows. The USD LIBOR rate will be replaced by SOFR (Secured Overnight Financing Rate) based on actual trading from 2022. In this hedging relationship, the Group assumes that the spreads changed based on SOFR in 2022 will be similar to the spreads included in the swap used as a hedging instrument, and no changes in other conditions are assumed.

		Notional amounts of hedging instruments	The book value of hedged liabilities

KRW 3M CD (*)	~~W~~	1,775,000	1,674,362
USD 1M LIBOR		1,540,608	1,537,051
EUR 1M LIBOR		264,450	264,074

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13.Credit Card Assets at Amortized Cost, etc.

(a) Details of credit card assets at amortized cost, etc. as of December 31, 2020 and 2019 are as follows:

		2020	2019

Credit card assets:
Lump-sum purchases	~~W~~	6,080,943	6,453,176
Installment purchases		6,596,981	6,823,387
Cash advances		1,476,633	1,742,127
Revolving cash advances		94,409	121,990
Revolving purchases		1,923,978	1,907,264
Card loans		7,064,581	6,491,688
Restructured loans		307,149	269,243
Purchasing card		366	519
Less: Allowance for doubtful accounts		(877,822)	(847,689)
Present value discount account		(20,819)	(23,960)
Deferred loan origination fees		(29,845)	(29,515)
		22,616,554	22,908,230
Loans:
General loans		2,268,564	1,219,082
Bonds purchased under resale agreements		150,000	330,000
Factoring receivables		121,844	125,532
Commercial paper		826,241	327,080
Others		461	495
Less: Allowance for doubtful accounts		(60,490)	(49,915)
Add : Present value premium		6,154	-
Add: Deferred loan origination costs		18,711	20,239
		3,331,485	1,972,513
Installment financing assets:
Installment for cars		3,576,582	3,195,296
Installment for others		14,916	16,510
Less: Allowance for doubtful accounts		(37,767)	(30,950)
Less: Present value discount account		(317)	-
Add: Deferred loan origination costs		44,020	40,635
		3,597,434	3,221,491
Lease assets:
Financing lease receivables		1,420,520	1,265,468
Cancelled financing lease receivables		173	155
Less: Allowance for doubtful accounts		(31,181)	(31,736)
Add : Present value premium		1,917	-
Less: Deferred loan origination fees		(1,162)	(840)
		1,390,267	1,233,047
	~~W~~	30,935,740	29,335,281

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(b) Changes in the gross carrying amount of credit card assets at amortized cost, etc. for the years ended December 31,

2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	25,334,608	4,471,484	489,479	30,295,571
Reclassified to 12 month expected credit losses		456,309	(455,398)	(911)	-
Reclassified to lifetime expected credit losses		(725,839)	728,170	(2,331)	-
Reclassified to credit-impaired financial assets		(138,715)	(213,548)	352,263	-
Execution (Collection) (*)		2,179,696	(210,462)	306,071	2,275,305
Write-offs		-	-	(627,877)	(627,877)
Ending balance		27,106,059	4,320,246	516,694	31,942,999
Allowance for doubtful accounts		(258,989)	(397,842)	(350,428)	(1,007,259)
Net carrying amount	~~W~~	26,847,070	3,922,404	166,266	30,935,740

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	23,189,220	4,117,395	457,632	27,764,247
Reclassified to 12 month expected credit losses		402,591	(402,363)	(228)	-
Reclassified to lifetime expected credit losses		(771,933)	772,958	(1,025)	-
Reclassified to credit-impaired financial assets		(52,700)	(31,306)	84,006	-
Execution		2,390,963	203,256	305,036	2,899,255
Write-offs		(89,991)	(196,208)	(365,960)	(652,159)
Business combination		266,458	7,752	10,018	284,228
Ending balance		25,334,608	4,471,484	489,479	30,295,571
Allowance for doubtful accounts		(221,879)	(394,930)	(343,481)	(960,290)
Net carrying amount	~~W~~	25,112,729	4,076,554	145,998	29,335,281

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(c) Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	221,879	394,930	343,481	960,290
Reclassified to 12 month expected credit losses		25,751	(25,012)	(739)	-
Reclassified to lifetime expected credit losses		(12,663)	13,916	(1,253)	-
Reclassified to credit-impaired financial assets		(999)	(2,968)	3,967	-
Provision (*)		25,021	16,975	640,639	682,635
Write-offs		-	-	(627,877)	(627,877)
Unwinding effect		-	-	(7,789)	(7,789)
Ending balance	~~W~~	258,989	397,841	350,429	1,007,259

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Group recognized additional provision amounting to W43,156 million (W41,990 million for household and W1,166 million for corporate) by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	186,377	362,389	312,794	861,560
12 month expected credit losses substitution		21,862	(21,729)	(133)	-
Lifetime expected credit losses substitution		(13,350)	13,862	(512)	-
Credit-impaired financial assets substitution		(1,017)	(2,812)	3,829	-
Provision		102,349	236,310	380,961	719,620
Write-offs		(89,991)	(196,208)	(365,960)	(652,159)
Unwinding effect		-	-	(5,505)	(5,505)
Business combination		15,648	3,118	6,379	25,145
Others		1	-	11,628	11,629
Ending balance	~~W~~	221,879	394,930	343,481	960,290

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2020 and 2019 are as follows:

		2020
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	539,305	59,928	479,377
One year to five years		996,439	56,937	939,502
Over five years		1,694	53	1,641
641	~~W~~	1,537,438	116,918	1,420,520

		2019
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	353,548	78,752	274,796
One year to five years		1,086,093	104,361	981,732
Over five years		8,982	42	8,940
	~~W~~	1,448,623	183,155	1,265,468

(e)Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Beginning balance	~~W~~	30,519	(202)
Business combination		-	13,214
Increase		(665)	(10,761)
Decrease		1,870	28,268
Ending balance	~~W~~	31,724	30,519

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

14.Lease Assets

(a)Details of lease assets as of December 31, 2020 and December 31, 2019 are as follows:

		2020					2019
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total	Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total

Acquisition cost	~~W~~	1,269,076	1,760	915	1,271,751	684,878	1,239	517	686,634
Accumulated depreciation		(255,467)	(47)	-	(255,514)	(137,706)	(27)	-	(137,733)
Carrying value	~~W~~	1,013,609	1,713	915	1,016,237	547,172	1,212	517	548,901

(b)Lease transactions as a lessor

Future minimum lease payments as lessor under non-cancellable lease assets as of December 31, 2020 and December 31, 2019 are as follows:

		2020	2019

Less than one year	~~W~~	259,733	131,175
One year to five years		541,212	237,436
Over five years		415	83
	~~W~~	801,360	368,694

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

15.Right-of-Use Assets and Lease Liabilities

(a)Changes in right-of-use assets included in property and equipment for the year ended December 31, 2020 and 2019 are as follows:

		2020
		Buildings	Total

Beginning	~~W~~	530,136	530,136
Acquisition		19,513	19,513
Disposal		(1,778)	(1,778)
Depreciation		(13,028)	(13,028)
Substitution(*)		(513,437)	(513,437)
Foreign exchange		8	8
Ending balance	~~W~~	21,414	21,414

(*) During the the years ended December 31, 2020, the group exercised the purchase option and replaced the right-of-use assets with land and buildings classified as property, plant and equipment and investment property

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	49,542	27	49,569
Acquisition		5,460	-	5,460
Disposal		(501)	(3)	(504)
Depreciation		(20,745)	(24)	(20,769)
Business combination		2,936	-	2,936
Remeasurement		491,246	-	491,246
Other		2,198	-	2,198
Ending balance	~~W~~	530,136	-	530,136

(b)Changes in lease liabilities included in other liabilities for the year ended December 31, 2020 and 2019 are as follows:

		2020
		Buildings	Total

Beginning balance	~~W~~	531,698	531,698
Acquisition		18,056	18,056
Payments		(535,166)	(535,166)
Termination		(182)	(182)
Interest expense		5,964	5,964
Ending balance	~~W~~	20,370	20,370

(*) It includes 520,973 million won paid through the exercise of the purchase option for the year ended December 3, 2020.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

15.Right-of-Use Assets and Lease Liabilities, continued

(b)Changes in lease liabilities included in other liabilities for the year ended December 31, 2020 and 2019 are as follows, continued:

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	50,906	27	50,933
Acquisition		5,460	-	5,460
Payments		(19,381)	(24)	(19,405)
Termination		(555)	(3)	(558)
Interest expense		1,243	-	1,243
Business combination		2,936	-	2,936
Remeasurement		491,246		491,246
Other		(157)	-	(157)
Ending balance	~~W~~	531,698	-	531,698

(c)Details of maturity of lease liabilities for the year ended December 31, 2020 are as follows:

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Buildings(*)	~~W~~	641	1,149	1,569	2,523	10,339	5,707	21,928

    (*) The amounts are undiscounted.

(d)The amount of payments for leases of low-value assets are ~~W~~ 527million and ~~W~~ 492 million for year ended December 31, 2020 and 2019, respectively. There are no payments on short-term leases for the year ended December 31, 2020 and 2019.

(e)The amount of total cash outflow from leases recognized on the consolidated statements of cash flows are W 531,717 million and W 19,897 million for the year ended December 31, 2020 and 2019, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

16.Financial Assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2020 and 2019 are as follows:

		2020	2019

Equity instruments designated as FVOCI	~~W~~	32,143	35,938

(b)The fair value of an equity instruments designated as FVOCI investing in equity instruments as of December 31, 2020 and 2019 are as follows:

		2020	2019

Equity securities (*)	~~W~~	32,143	35,938

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Group strategic purposes.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	919	814

(d)Changes of financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Equity securities
Beginning balance	~~W~~	35,938	34,519
Acquisition		500	-
Discard		-	-
Changes in fair value		(4,295)	1,419
Ending balance	~~W~~	32,143	35,938

(e)There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2020 and 2019.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

17.Property and Equipment

(a) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

		2020
		Land	Buildings	Others	Right-of-use assets	Total

Acquisition cost	~~W~~	445,816	84,868	409,587	39,408	979,679
Accumulated depreciation		-	(3,339)	(334,563)	(17,994)	(355,896)
Ending balance	~~W~~	445,816	81,529	75,024	21,414	623,783

		2019
		Land	Buildings	Others	Right-of-use assets	Total

Acquisition cost	~~W~~	31,350	7,518	412,493	552,167	1,003,528
Accumulated depreciation		-	(2,731)	(340,815)	(22,031)	(365,577)
Ending balance	~~W~~	31,350	4,787	71,678	530,136	637,951

(b) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Land	Buildings	Others	Right-of-use assets	Total

Beginning balance	~~W~~	31,350	4,787	71,678	530,136	637,951
Acquisition		19,422	10,193	27,046	19,513	76,174
Disposal		(302)	(164)	(609)	(1,778)	(2,853)
Reclassification		395,346	67,635	4,883	(513,437)	(45,573)
Depreciation		-	(922)	(27,537)	(13,028)	(41,488)
Others		-	-	(437)	8	(428)
Ending balance	~~W~~	445,816	81,529	75,024	21,414	623,783

		2019
		Land	Buildings	Others	Right-of-use assets	Total

Beginning balance	~~W~~	31,400	5,138	52,063	-	88,601
Effect of changes in accounting policies		-	-	(971)	49,569	48,598
Business combination		-	-	1,227	2,936	4,163
Acquisition		-	-	35,665	5,460	41,125
Disposal		(70)	(95)	(592)	(504)	(1,261)
Reclassification		-	-	4,384	-	4,384
Depreciation		-	(271)	(22,370)	(20,769)	(43,410)
Others		20	15	2,272	493,444	495,751
Ending balance	~~W~~	31,350	4,787	71,678	530,136	637,951

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

17.Property and Equipment, Continued

(c) Insured assets

   Details of insured assets as of December 31, 2020 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	MG Non-Life Insurance Co., Ltd	~~W~~	106,381
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		52,387

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.Intangible Assets

(a)Details of Intangible assets as of December 31, 2020 and 2019 are as follows:

		2020
		Club memberships	Development cost	Good-will	Others	Total

Acquisition cost	~~W~~	16,561	68,584	107,152	38,488	230,785
Accumulated amortization		-	(38,804)	-	(28,212)	(67,016)
Impairment losses		(834)	(336)	-	-	(1,170)
Ending balance	~~W~~	15,727	29,444	107,152	10,276	162,599

		2019
		Club memberships	Development cost	Good-will	Others	Total

Acquisition cost	~~W~~	16,258	55,941	107,152	34,159	213,510
Accumulated amortization		-	(28,137)	-	(21,872)	(50,009)
Impairment losses		(834)	(336)	-	-	(1,170)
Ending balance	~~W~~	15,424	27,468	107,152	12,287	162,331

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

18.Intangible Assets, Continued

(b) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows, and amortization is included in general administrative expenses.

			2020
		Club memberships	Development cost	Good-will	Others	Total

Beginning balance	~~W~~	15,424	27,468	107,152	12,287	162,331
Acquisition		1,687	20,218	-	1,985	23,890
Disposal		(1,384)		-	-	(1,384)
Reclassification		-	(7,550)	-	2,666	(4,884)
Amortization		-	(10,667)	-	(6,341)	(17,008)
Impairment loss (*)		-	-	-	-	-)
Reversal of impairment loss (*)		-	-	-	-	-
Others		-	(25)	-	(322)	(347)
Ending balance	~~W~~	15,727	29,444	107,152	10,275	162,598

			2019
		Club memberships	Development cost	Good-will	Others	Total

Beginning balance	~~W~~	14,709	17,834	-	16,641	49,184
Acquisition on business combination		-	3,429	107,152	2,200	112,781
Acquisition		663	18,726	-	628	20,017
Disposal		(18)	-	-	-	(18)
Reclassification		-	(4,384)	-	-	(4,384)
Amortization		-	(8,137)	-	(7,178)	(15,315)
Impairment loss (*)		-	-	-	-	-
Reversal of impairment loss (*)		70	-	-	-	70
Others		-	-	-	(4)	(4)
Ending balance	~~W~~	15,424	27,468	107,152	12,287	162,331

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses.  Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use.  Club memberships are tested for impairment by comparing its carrying amount with its recoverable amount.

(c) Goodwill

(i) The details of goodwill distributed to each cash-generating unit as of December 31, 2020 and 2019 are as follows:

	2020	2019

Shinhan Vietnam Finance Co., Ltd.	107,512	107,512

(ii) The recoverable amount of all cash-generating units required for impairment testing was based on value in use.

When assessing recoverable amount based on value in use, DCF was applied among traditional approaches, taking into account the characteristics of financial institutions.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

18.Intangible Assets, Continued

(c) Goodwill, continued

The evaluation base date for evaluating recoverable amount is June 30, 2020. When evaluating the value of use, the forecast period was 5.5 years (June 2020 to December 25) considering the synergy effect after the acquisition, and the value after the forecast period was reflected using permanent value

The expected future cash flows of the cash-generating unit considered the growth rate of the Consumer Price Index (CPI), market size and share of the consolidated entity, and the main financial assumptions applied during the forecast period is as follows:

		The growth of net interest income	The growth of net fee income	The growth of General Administrative Expenses	The growth of net income

Shinhan Vietnam Finance Co., Ltd.	~~W~~	7.43	-7.89	11.18	7.51

The discount rate was applied by calculating the shareholder's required return and equity cost, and the equity cost was calculated using the Group's systematic risk in the market risk premium paid in return for the risk along with the risk-free interest rate. The permanent growth rate was estimated based on the inflation rate and did not exceed the expected long-term average growth rate of the relevant industry report.

		The discount rates	The permanent growth rate

Shinhan Vietnam Finance Co., Ltd.	~~W~~	12.85	2.00

The recoverable amount and the book value of the cash-generating unit holding goodwill as of the valuation basis date is as follows:

		Shinhan Vietnam Finance Co., Ltd.

Recoverable amount	~~W~~	251,535
Book value		(207,504)
		44,031

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

19. Investment in Properties

(a)Investment in Properties as of December 30, 2020 is summarized as follows:

		2020
		Building(*)
Acquisition cost	~~W~~	52,926
Accumulated depreciation		(449)
Ending balance	~~W~~	52,477

(*) the year ended December 31, 2020, the exercise of the lease liability purchase option for the headquarters building has replaced the right-of-use asset with investment property (See Note 14).

(b)Changes in investment properties for the years ended December 31, 2020 is as follows:

		2020
		Building
Beginning balance	~~W~~	-
Acquisition		2,471
Reclassification		50,455
Amortization		(449)
Ending balance	~~W~~	52,477

(c)Rental revenue from operating leases arising from investment property during the years ended December 31, 2020 is W3,677 million, and management expenses directly related to investment property (including maintenance costs) are included in operating expenses.

(d)As of December 31, 2020, the fair value of the investment property was W 56,933 million, and the fair value assessment was performed by an independent appraiser

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

20.Other Assets

(a)  Details of other assets as of December 31, 2020 and 2019 are as follows:

		2020	2019

Guarantee deposits	~~W~~	71,315	80,700
Present value discount account		(1,029)	(2,723)
Accounts receivable		304,103	258,458
Allowance for doubtful accounts		(5,425)	(5,642)
Accrued income		181,511	154,975
Allowance for doubtful accounts		(10,920)	(10,743)
Advance payments		109,844	270,887
Prepaid expenses		78,735	65,902
Others(*)		16,016	6,792
	~~W~~	744,150	818,606

(*) Includes insurance assets of W4,757 million as of December 31, 2020, which are classified in accordance with Korean IFRS No.1104.

(b)  Changes in allowance for other assets for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Beginning balance	~~W~~	16,385	11,046
Provision for credit loss allowance		26,117	31,966
Write-offs		(26,157)	(27,012)
Business combination		-	385
Ending balance	~~W~~	16,345	16,385

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

21.Borrowings

Details of borrowings as of December 31, 2020 and 2019 are as follows:

	Interest rate (%)		2020	2019

Borrowings in won:
Commercial paper	0.93~2.58	~~W~~	1,810,000	1,560,000
Borrowings from Shinhan Financial Group Co., Ltd.	1.24~2.90		1,500,000	1,000,000
Bank overdrafts	1.92~2.80		100,000	55,000
			3,410,000	2,615,000
Borrowings in foreign currency:
Borrowings from Shinhan Financial Group Co., Ltd.	2.79		435,200	463,120
General borrowings	1.00~12.45		239,295	236,567
		~~W~~	4,084,495	3,314,687

22.Debentures

Details of debentures as of December 31, 2020 and 2019 are as follows:

	Maturity	Interest rate (%)		2020	2019

Debentures in won	2021.01.04~2027.10.29	0.95~3.02	~~W~~	17,545,000	15,985,000
Less: discount				(8,994)	(9,696)
				17,536,006	15,975,304
Debentures in foreign currency	2021.01.25~2025.10.20	1.34 ~ 7.59		2,687,118	2,677,037
Less: discount				(7,667)	(7,016)
				2,679,451	2,670,021
			~~W~~	20,215,457	18,645,325

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

23.Employee Benefits

The Group operates defined benefit pension plans. The level of benefits provided depends on employees’ length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a)Defined benefit plan assets and liabilities as of December 31, 2020 and 2019 are as follows:

		2020	2019

Present value of defined benefit obligations	~~W~~	314,324	289,754
Fair value of plan assets		(273,434)	(255,992)
Recognized liabilities for defined benefit obligations	~~W~~	40,890	33,762

(*) The fair value of plan assets as of December 31, 2020 and 2019 includes the existing Contribution to National Pension Plan of W451 million and W499 million.

(b)Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	289,754	(255,992)	33,762
Recognized in profit or loss as incurred:
Current service cost		19,811	-	19,811
Interest expense (income)		7,609	(6,805)	804
Income (loss)on settlement		(306)	-	(306)
		27,114	(6,805)	20,309
Recognized in other comprehensive income:
Remeasurement loss
- Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		3,766	-	3,766
Experience adjustments		4,152	-	4,152
- Return on plan assets		-	1,862	1,862
		7,918	1,862	9,780
Others:
Contributions paid into the plan		-	(23,000)	(23,000)
Benefits paid by the plan		(6,563)	6,448	(115)
Income (loss)on settlement(*1)		(4,053)	4,053	-
Others (*2)		216	-	216
Exchange rate differences		(62)		(62)
		(10,462)	(12,499)	(22,961)
Ending balance	~~W~~	314,324	(273,434)	40,890

(*1) Event of settlement for voluntary retirement during the year ended December 31, 2020.

(*2) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

22.Employee Benefits, Continued

(b)Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2020 and 2019 are as follows, continued:

		2019
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	247,812	(229,142)	18,670
Recognized in profit or loss as incurred:
Current service cost		18,279	-	18,279
Interest expense (income)		7,299	(6,741)	558
		25,578	(6,741)	18,837
Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gains)
Demographic assumptions		3,665	-	3,665
Financial assumptions		7,572	-	7,572
Experience adjustments		12,366	-	12,366
- Return on plan assets		-	2,150	2,150
		23,603	2,150	25,753
Others:
Contributions paid into the plan		-	(28,000)	(28,000)
Benefits paid by the plan		(7,072)	5,741	(1,331)
Others (*)		265	-	265
Exchange rate differences		(432)	-	(432)
		(7,239)	(22,259)	(29,498)
Ending balance	~~W~~	289,754	(255,992)	33,762

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

23.Employee Benefits, Continued

(c)Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2020 and 2019 are as follows:

		2020		2019
		Amounts	Ratio	Amounts	Ratio

Time deposit	~~W~~	199,328	72.9%	-	0.0%
Securities		73,655	26.9%	255,493	99.8%
Others		451	0.2%	499	0.2%
Fair value of plan assets	~~W~~	273,434	100.0%	255,992	100.0%

(d)Actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	2020	2019

Discount rate (AA0)	2.68%	2.71%
Future salary increasing rate	1.90% + step-up rate	1.80% + step-up rate

(e)Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2020 are as follows:

		Changes in the amount of defined benefit obligations

Discount rate (1%p decrease)	~~W~~	26,689
Discount rate (1%p increase)		(23,756)
Future salary increasing rate (1%p decrease)		(24,154)
Future salary increasing rate (1%p increase)		26,634

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f)The Group reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2021 (the next annual reporting period) is W 20,700 million. The weighted average maturity of the defined benefit obligation as of December 31, 2020 and 2019 is 8.2 years and 8.8 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2020 and 2019 is as follows:

		2020
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

Benefits paid by the plan	~~W~~	9,809	13,837	62,488	117,991	191,337	395,462

2019
Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Benefits paid by the plan	~~W~~	8,519	10,540	49,300	100,237	202,440	371,036

23.Employee Benefits, Continued

(g) The amounts recognized as expenses for defined contribution plans are ~~W~~2,857 million and ~~W~~2,374 million for the years ended December 31, 2020 and 2019, respectively.

24.Provisions

(a) Changes of provisions for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	-	174,584	5,603	25,927	206,114
Provision (reversal)		64	21,266	(850)	700	21,180
Payment		(31)	-	-	(1,494)	(1,525)
Others(*)		-	-	32	1,079	1,111
Ending balance	~~W~~	33	195,850	4,785	26,212	226,880

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

		2019
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	29	147,046	5,353	30,049	182,477
Provision (reversal)		21	27,538	39	(3,087)	24,512
Payment		(50)	-	-	(1,035)	(1,086)
Others		-	-	211	-	211
Ending balance	~~W~~	-	174,584	5,603	25,927	206,114

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2020 and 2019 are as follows:

		2020	2019

Unused credit commitments	~~W~~	83,075,972	76,653,756
Allowance		195,850	174,584
Ratio		0.24%	0.23%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

24.Provisions, Continued

(c)Changes in unused credit commitments for the years ended December 31, 2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	64,466	98,289	11,829	174,584
12 month expected credit losses substitution		58,612	(50,094)	(8,518)	-
Lifetime expected credit losses substitution		(6,778)	8,254	(1,476)	-
Credit-impaired financial assets substitution		(186)	(762)	948	-
Provision (reversal)(*)		(38,838)	61,625	(1,522)	21,265
Ending balance	~~W~~	77,276	117,312	1,261	195,849

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Group recognized additional provision amounting to W9,268 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance (*)	~~W~~	58,385	83,619	5,042	147,046
12 month expected credit losses substitution		40,569	(40,459)	(110)	-
Lifetime expected credit losses substitution		(6,905)	6,933	(28)	-
Credit-impaired financial assets substitution		(221)	(750)	971	-
Provision (reversal)		(27,362)	48,946	5,954	27,538
Ending balance	~~W~~	64,466	98,289	11,829	174,584

(*) The balance of allowance for doubtful accounts in accordance with Korean IFRS No.1109.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

25.Other Liabilities

(a) Details of other liabilities as of December 31, 2020 and 2019 are as follows:

		2020	2019

Accounts payable	~~W~~	1,998,714	2,225,980
Accrued expenses		228,517	261,311
Advances from customers		135,195	145,547
Unearned revenue		117,531	110,625
Withholdings(*)		475,982	515,814
Guarantee deposits		387,667	321,210
Present value discount account		(16,490)	(14,924)
Advances of gift card and others		41,067	25,337
Lease liabilities		21,928	541,949
Present value discount account		(1,559)	(10,251)
Others (*)		307,331	299,052
	~~W~~	3,695,883	4,421,650

(*) Includes point liabilities of ~~W~~303,105 million and ~~W~~303,520 million as of December 31, 2020 and 2019 respectively, which are classified in accordance with Korean IFRS No.1115 and includes insurance liabilities of W4,757 million as of December 31, 2020, which is classified in accordance with Korean IFRS No.1104

(b) Details of insurance liabilities and reinsurance assets as of December 31, 2020 is as follows:

		2020
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	3,611	1,146	4,757	3,611	1,146	4,757

(c) The income and expenses related to insurance contracts for the years ended December 31, 2020 is as follows:

Income				Expense
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
32,000	4,561	-	36,561	6,296	4,568	-	10,864

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

26.Equity

(a)Details of equity as of December 31, 2020 and 2019 are as follows:

		2020	2019

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		2,219	263
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		16,205	19,318
Effective portion of valuation loss on cash flow hedges		(21,012)	(33,727)
Remeasurements of the net defined benefit obligations		(58,679)	(51,589)
Foreign currency translation adjustments for foreign operations		(9,828)	(1,537)
		(73,314)	(67,535)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 26)		768,834	723,299
Voluntary reserve		11,216	11,216
Retained earnings (*)		3,914,435	3,684,241
		5,007,909	4,732,180

Non-controlling interests		(4,705)	(3,481)
	~~W~~	6,419,548	6,148,866

(*)The Group plans to transfer  ~~W~~ 47,869 million of retained earenings as reserve for credit losses and ~~W~~ 45,535 million of retained earnings for the year ended December 31, 2019 was transferred into the reserve for credit losses

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

26.Equity, Continued

(b)Capital stock and capital surplus

As of December 31, 2020 and 2019, par value of common stock is ~~W~~5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2020	~~W~~	19,318	(33,727)	(51,589)	(1,537)	(67,535)
Changes in fair value		(4,295)	-	(9,780)	-	(14,075)
Exchange rate differences		-	-	-	(11,768)	(11,768)
Changes in fair value of cash flow hedges		-	(127,111)	-	-	(127,111)
Reclassification to profit or loss		-	144,750	-	-	144,750
Deferred tax effect		1,182	(4,924)	2,690	2,151	1,099
Non-controlling interests		-	-	-	1,326	1,326
Balance at December 31, 2020	~~W~~	16,205	(21,012)	(58,679)	(9,828)	(73,314)

		2019
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2019	~~W~~	18,289	(24,394)	(32,918)	(4,664)	(43,687)
Changes in fair value		1,419	-	(25,753)	-	(24,334)
Exchange rate differences		-	-	-	5,247	5,247
Changes in fair value of cash flow hedges		-	63,060	-	-	63,060
Reclassification to profit or loss		-	(75,933)	-	-	(75,933)
Deferred tax effect		(390)	3,540	7,082	(1,190)	9,042
Non-controlling interests		-	-	-	(930)	(930)
Balance at December 31, 2019	~~W~~	19,318	(33,727)	(51,589)	(1,537)	(67,535)

(d)Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

26.Equity, Continued

(e)Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors.  Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2020 and 2019 are as follows:

		2020	2019

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)Statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 based on separate financial statements of the Group are as follows:

(In millions of won, except dividends per share)		2020	2019
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,305,235	3,193,712
Effect of changes in accounting policies		-	-
Profit for the year		578,291	487,782
		3,883,526	3,681,494
Reversal of Reserve for credit losses		-	-
Balance at end of year before appropriation		3,883,526	3,681,494

Appropriation of retained earnings
Transfer to reserve for credit losses reserve for bad loan		47,869	45,535
Cash dividends		394,287	330,724
Dividends per share (dividend as a percentage of par value): ~~W~~3,145 (62.90%) for 2020 dafsadf ~~W~~2,638 (52.76%) for 2019
~~W~~2,638 (52.76%) for 2019		442,156	376,259
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,441,370	3,305,235

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 24, 2021. The appropriation date for the year ended December 31, 2019, was March 25, 2020.These statements of appropriation of retained earnings were based on the separate financial statements of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

27.Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between expected credit loss allowances recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a)Reserve for credit losses as of December 31, 2020 and 2019 are summarized as follows:

		2020	2019

Accumulated reserve for credit losses	~~W~~	768,834	723,299
Reserve for (reverse of) credit losses, scheduled		47,869	45,535
- Changes in 2020 and 2019		47,869	45,535
Ending balance of reserve for credit losses	~~W~~	816,703	768,834

(b) Details of profit for the year attributable to owners of the Group after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Profit for the year attributable to owners of the Group	~~W~~	606,453	508,800
Reserve for credit losses, scheduled		(47,869)	(45,535)
Profit for the year attributable to owners of the Group after adjusting for reserve for credit losses	~~W~~	558,584	463,265
Earnings per share after adjusting credit losses (in won)		4,455	3,695

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

28.Operating Revenue

(a) Details of operating revenues for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Revenue from contracts with customers
Fee and commission income	~~W~~	1,182,517	1,238,458
Revenue from others
Interest income		2,262,568	2,253,506
Fee and commission income
Loans		4,110	3,236
Installment loans		12,086	11,384
Leases		243,600	138,765
Other		36,563	40,509
Dividend income		954	841
Net income on financial assets at FVTPL		17,310	11,525
Gains on derivatives transactions		36,530	92,914
Gains on foreign currency transactions		209,872	70,857
Other operating income		85,068	30,262
	~~W~~	4,091,178	3,892,257

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	979,059	1,040,134
Insurance agency fee		76,494	72,329
Others		126,964	125,995
		1,182,517	1,238,458
Timing of revenue recognition
Transferred at a point in time		984,964	1,057,276
Transferred over time		197,553	181,182
	~~W~~	1,182,517	1,238,458

(c) The contractual liabilities recognised by the Group in relation to revenue from contracts with customers are as follows:

		2020	2019

Contractual liabilities(*)	~~W~~	395,331	389,281

(*) Recognized as other liabilities in the consolidated statement of financial position

(d) Among the revenue recognized in the years ended December 31, 2020 and 2019, the amount related to the contract liability carried forward in the prior term is KRW 85,761 million and KRW 76,488 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

29.Earnings per Share

Earnings per share for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2020	2019

Profit for the year attributable to owners of the Group	~~W~~	606,453	508,800
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	4,837	4,058

The Group has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2020 and 2019.

30.Share-Based Payment

Share-based payment as of December 31, 2020 is summarized as follows:

(a)Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2020 are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Cash-settled type
Vesting period	2016	2017	2018	2019	2020
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	67,660 shares	66,245 shares	58,581 shares	80,226 shares	69,284 shares
Number of shares granted	51,560 shares	-	-	-	-
Remaining number of shares granted	16,100 shares	66,245 shares	58,581 shares	80,226 shares	69,284 shares

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

30.Share-Based Payment, Continued

(a)  Share-based payment arrangements with performance conditions, continued

(ii) Granted shares and the fair value of grant date as of December 31, 2020 are as follows:

       (In won, except shares)

Grant date	Grant shares	Paid shares	Fair value (*1)	Estimated shares (*2)	Remained sahres
January 1, 2016	74,200	34,200	39,000	50,300	16,100
February 4, 2016	15,400	13,204	38,150	13,204	-
June 3, 2016	5,200	2,901	38,800	2,901	-
August 1, 2016	1,900	742	40,650	742	-
October 31, 2016	3,100	513	43,850	513	-
January 1, 2017	70,200	-	45,300	58,038	58,038
March 7, 2017	10,600	-	46,950	8,207	8,207
January 1, 2018	59,900	-	49,400	58,581	58,581
January 1, 2019	84,266	-	39,400	80,226	80,226
January 1, 2020	80,216	-	32,050	69,284	69,284
	404,982	51,560		341,996	290,436

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)  Share-based compensation expense for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Share-based payment arrangements with performance conditions	~~W~~	2,572	3,215

(c)  Details of accrued expenses and the intrinsic value as of December 31, 2020 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	8,889	8,889

(*1)The fair value of share-based arrangements with performance conditions is considered as intrinsic value.

(*2)Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2020, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

31.Net Interest Income

Details of net interest income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Interest income
Cash and due from banks	~~W~~	14,098	5,846
Credit card assets		1,864,197	1,908,179
Loans		190,928	161,002
Installment loans		131,345	120,987
Financing leases		60,250	55,426
Others		1,750	2,066
		2,262,568	2,253,506

Interest expense
Borrowings		(87,292)	(86,288)
Debentures		(351,968)	(351,273)
Securitized debentures		(55,735)	(54,320)
Leases liabilities		(5,964)	(1,243)
Others		(6,570)	(6,416)
		(507,529)	(499,540)
Net interest income	~~W~~	1,755,039	1,753,966

Interest income on impaired financial assets for the years ended December 31, 2020 and 2019 are ~~W~~12,913 million and ~~W~~11,773 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

32.Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Fee and commission income
Credit card assets	~~W~~	1,182,517	1,238,458
Loans		4,110	3,236
Installment loans		12,086	11,384
Leases		243,600	138,765
Others (*)		36,563	40,509
		1,478,876	1,432,352

Fee and commission expense
Credit card assets		(1,036,062)	(1,097,233)
Installment loans		(31,258)	(24,669)
Leases		(1,348)	(879)
Others (*)		(107,879)	(88,694)
		(1,176,547)	(1,211,475)
Net fee and commission income	~~W~~	302,329	220,877

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2020 and 2019, the amount of income related to debt exemption and debt suspension are ~~W~~36,561 million and ~~W~~40,506 million, respectively, and the amount of expense are ~~W~~ 11,012 million and ~~W~~ 11,794 million, respectively.

33.Dividend Income

Details of dividend income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Financial assets at FVTPL in Korean currency	~~W~~	35	27
Financial assets at FVOCI in Korean currency		919	814
	~~W~~	954	841

34.Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Changes in credit card assets at amortized cost, etc.	~~W~~	(439,070)	(508,150)
Other assets		(23,547)	(30,727)
Allowance for unused loan commitments		(21,266)	(27,538)
	~~W~~	(483,883)	(566,415)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

35.General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Relate to employees
Salaries and wages	~~W~~	190,219	181,812
Bonus		52,027	49,281
Incentive of results		33,726	26,515
Share-based compensation expense		2,572	3,215
Employee benefits		83,004	77,529
Travel		5,747	6,641
Defined benefit		20,309	18,837
Defined contribution		2,857	2,374
Honorary retirement allowance		29	16,075
		390,490	382,279
Depreciation and amortization
Depreciation		41,487	43,410
Amortization		17,008	15,315
		58,495	58,725
Other general administrative expenses
Communication		46,438	48,747
Utility		21,186	21,267
Vehicles maintenance		2,662	2,875
Supplies		12,408	12,133
Rent		3,494	1,333
Insurance		27,751	15,648
Repairs		181	172
Entertainment		1,511	1,954
Advertising		20,776	23,602
Sales promotion		30,014	90,623
Training		1,898	2,450
Publication		465	472
Freight		849	799
Provision for (reversal of) asset retirement obligation		(530)	39
Taxes and dues		32,469	39,073
		201,572	261,187
	~~W~~	650,557	702,191

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

36.Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019
Other operating income
Gains on recovery of bad debt(*)	~~W~~	16,025	12,886
Reversal of other allowances		-	4,274
Gains on sale of loans		-	29
Others		69,043	13,073
		85,068	30,262
Other operating expenses
Depreciation of lease assets		(161,444)	(95,448)
Depreciation of other assets		-	-
Others		(57,211)	(3,191)
		(218,655)	(98,639)
	~~W~~	(133,587)	(68,377)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

37.Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019
Non-operating income
Gains on disposal of property and equipment	~~W~~	2,374	229
Others		5,764	1,164
Miscellaneous income		888	990
		9,026	2,383
Non-operating expenses
Donations		(9,129)	(9,396)
Provision for allowance for litigation		(64)	(22)
Losses on disposal of property and equipment		(115)	(73)
Miscellaneous losses		(173)	(243)
Others		(547)	(1)
		(10,028)	(9,735)
	~~W~~	(1,002)	(7,352)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

38.Income Taxes

(a)The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Current income taxes payable	~~W~~	118,495	176,063
Adjustments to the income tax expense for prior period		(2,561)	(1,060)
Changes in deferred tax due to changes in temporary differences		98,618	(25,026)
Income tax expense associated with items recorded in equity		1,097	9,353
Others		(991)	8,393
Income tax expense	~~W~~	214,658	167,723

(b)The relationship between income tax expense and profit before income taxes for the years ended December 31, 2020 and 2019 is as follows:

		2020	2019

Profit before income taxes (A)	~~W~~	821,212	676,756
Income taxes at applicable tax rate		225,833	186,108
Adjustments:
Non-taxable income		(80)	(101)
Non-deductible expense		367	827
Tax deductions		(88)	(69)
Consolidated tax return effect and others		(11,374)	(19,042)
Income tax expense (B)	~~W~~	214,658	167,723
Effective tax rate (B/A)		26.14%	24.78%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

38.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,602	(83,178)	-	1,424
Valuation on financial assets at FVOCI		(7,328)	-	1,181	(6,147)
Valuation on property and equipment, depreciation and others		(2,106)	(70)	-	(2,176)
Deferred loan origination costs		(11,526)	(1,568)	-	(13,094)
Derivative assets		12,794	-	(4,924)	7,870
Accrued expenses		17,470	122	-	17,592
Liability for defined benefit obligations		59,400	4,833	2,178	66,411
Plan assets		(50,798)	(7,468)	512	(57,754)
Other provisions		147,319	5,123	-	152,442
Others		(24)	(17,509)	2,150	(15,383)
	~~W~~	249,882	(99,715)	1,097	151,264

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

38.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2020 and 2019 are as follows, continued

		2019
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,619	(17)	-	84,602
Valuation on financial assets at FVOCI		(6,937)	-	(391)	(7,328)
Valuation on property and equipment, depreciation and others		(2,120)	14	-	(2,106)
Deferred loan origination costs		(8,901)	(2,625)	-	(11,526)
Derivative assets		9,253	-	3,541	12,794
Accrued expenses		18,557	(1,087)	-	17,470
Liability for defined benefit obligations		47,859	5,048	6,493	59,400
Plan assets		(49,722)	(1,667)	591	(50,798)
Other provisions		134,357	12,962	-	147,319
Others		(2,188)	3,045	(881)	(24)
	~~W~~	224,856	15,673	9,353	249,882

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

38.Income Taxes, Continued

(d)Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2020 and 2019 are as follows:

		2020
		December 31, 2020		January 1, 2020		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	16,205	(6,147)	19,318	(7,328)	1,181
Effective portion of valuation gain or loss on cash flow hedges		(21,014)	7,870	(33,727)	12,794	(4,924)
Overseas operations translation credit (debit)		(9,825)	2,540	(1,537)	389	2,151
Remeasurements of defined benefit obligations		(58,678)	22,258	(51,589)	19,570	2,688
	~~W~~	(73,312)	26,521	(67,535)	25,425	1,096

		2019
		December 31, 2019		January 1, 2019		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI		19,318	(7,328)	18,289	(6,937)	(391)
Effective portion of valuation gain or loss on cash flow hedges		(33,727)	12,794	(24,395)	9,253	3,541
Overseas operations translation credit (debit)		(1,537)	389	(4,663)	1,270	(881)
Remeasurements of defined benefit obligations		(51,589)	19,570	(32,918)	12,486	7,084
	~~W~~	(67,535)	25,425	(43,687)	16,072	9,353

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

38.Income Taxes, Continued

(e)The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2020 and 2019 are as follows:

		2020	2019
Deferred tax assets	~~W~~	245,818	321,664
Deferred tax liabilities		(94,554)	(71,782)
	~~W~~	151,264	249,882

(f)Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(f)As of December 31, 2020 and 2019 current tax liabilities are ~~W~~31,310 million and ~~W~~98,830 million, respectively.  For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

(g)The Group is in an administrative litigation process on the case in which tax uncertainty exists (claim amount of ~~W~~21,197 million) and assesses that the probability of the case being prevailed is low.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

39.Consolidated Statements of Cash Flows

(a)Details of cash and cash equivalents as of December 31, 2020 and 2019 are summarized as follows:

		2020	2019

Cash	~~W~~	94	65
Available deposits from banks
Deposits on demand		448,755	508,892
Current deposits		353,493	18,135
Foreign currency deposits		2,277	19,082
Others		9,226	2,921
		83,759	549,030
Cash and cash equivalents	~~W~~	448,849	549,095

(b)The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2020 and 2019 are as follows:

		2020	2019
Cash and cash equivalents in the statements of financial position	~~W~~	671,599	668,414
Adjustment:
Restricted due from banks		(222,750)	(119,319)
Cash and cash equivalents in the statements of cash flows	~~W~~	448,849	549,095

(d)The Group presents its consolidated statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2020 and 2019 are summarized as follows:

		2020	2019

Substitution from Right-of-use Assets to Land and Buildings	~~W~~	513,437	-
Valuation of financial assets at FVOCI		(4,295)	1,419
Valuation of derivatives		17,538	12,873
Adjustment of lease assets and liabilities		-	491,246

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

39.Consolidated Statements of Cash Flows, Continued

(e)Changes in assets and liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Liabilities
		Derivative liabilities	Borrowings	Debentures	Lease liabilities	Subtotal
Balance at January 1, 2020	~~W~~	5,822	(3,314,687)	(18,645,325)	(531,698)	(22,485,888)
Changes from financing cash flows		(43,317)	(799,528)	(1,717,809)	534,297	(2,026,357)
Changes from operating cash flows		-	121,528	407,099	3,107	531,734
Changes in foreign currency exchange rate		-	-	147,685	-	147,685
Gain (loss) on derivatives and interest expense		(144,654)	(87,292)	(407,703)	-	(639,649)
Changes in fair value		(868)	-	-	-	(868)
Others		19,614	(4,516)	596	(26,076)	(10,382
Balance at December 31, 2020	~~W~~	(163,403)	(4,084,495)	(20,215,457)	(20,370)	(24,483,725)

			2019
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Lease liabilities	Subtotal
Balance at January 1, 2019	~~W~~	7,477	(80,928)	(2,415,507)	(16,691,757)	(50,933)	(19,239,125)
Changes from financing cash flows		-	19,130	(892,604)	(1,880,363)	18,162	(2,735,675)
Changes from operating cash flows		-	-	63,153	397,350	1,243	461,746
Changes in foreign currency exchange rate		-	-	2,680	(65,028)	(109)	(62,457)
Gain (loss) on derivatives and interest expense		-	73,133	(86,288)	(405,593)	(1,243)	(419,991)
Changes in fair value		47,020	(59,893)	-	-	-	(59,893)
Business combination		-	-	-	-	(2,936)	(2,936)
Others		-	(117)	13,879	66	(495,882)	(482,054)
Balance at December 31, 2019	~~W~~	54,497	(48,675)	(3,314,687)	(18,645,325)	(531,698)	(22,540,385)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

40.Contingent Liabilities and Commitments

(a)Contingent liabilities

The Group has 14 pending lawsuits as a defendant as of December 31, 2020 for a total claim amount of ~~W~~2,729 million.

A legal provision of ~~W~~33 million is recognized in the accompanying consolidated financial statements for expected loss due to lost litigation cases and bond repurchase requests.

Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b)ABS commitments

In trust-type asset securitizations, trust company can demand the Group to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Group has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2020, the Group has no additional obligation for the asset-backed securities.

The Group has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Group provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

(c)Other commitments

The Group has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

The Group is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Group has accumulated ~~W~~1 billion as liability reserve for electronic banking and credit information.

As of December 31, 2020, the Group has entered into limit loan commitments amounting to ~~W~~847 billion with banks including Hana bank and SC bank. In addition, the Group has entered into loan overdraft agreements (including daily check) amounting to ~~W~~1,625 billion with banks including Shinhan Bank and KB bank.

As of December 31, 2020, the uncollectible bad debts, for which right to claim is still effective, amounts to ~~W~~3,276,655 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

41.Asset Backed Securitization (ABS)

(a)The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2020 and 2019 is as summarized as follows:

	Transfer date		2020	2019

Shinhan Card 2019-1	2019.02.27	~~W~~	-	768,807
Shinhan Card 2019-2	2019.07.10		-	994,063
Shinhan Card 2019-3	2019.12.17		-	604,495
Shinhan Card 2020-1	2020.04.23		790,820	-
		~~W~~	790,820	2,367,365

The C values of financial liabilities associated with the transferred asset backed securities as of December 31, 2020 and 2019 are ~~W~~2,930,896 million and ~~W~~3,350,102 million, respectively.

(b)The uncollected details among transfer assets, which were sold by act on ABS, as of December 31, 2020 and 2019 are summarized as follows:

	List of disposal asset	Transfer date		2020	2019

Shinhan Card 2017-1	Credit card assets	2017.02.08	~~W~~	-	593,465
Shinhan Card 2017-2	Credit card assets	2017.04.26		-	758,786
Shinhan Card 2017-3	Credit card assets	2017.09.12		440,070	499,852
Shinhan Card 2018-1	Credit card assets	2018.03.12		527,990	601,899
Shinhan Card 2018-2	Credit card assets	2018.08.30		737,514	769,446
Shinhan Card 2019-1	Credit card assets	2019.02.27		585,428	674,131
Shinhan Card 2019-2	Credit card assets	2019.07.10		763,784	884,130
Shinhan Card 2019-3	Credit card assets	2019.12.17		499,247	589,951
Shinhan Card 2020-1	Credit card assets	2020.04.23		685,196	-
			~~W~~	4,239,229	5,371,660

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions

(a)As of December 31, 2020, related parties of the Group are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
OrangeLife Insurance Co., Ltd	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Asia Trust Co., Ltd.	Other related parties
One Shinhan Futures New Technology Investment Associatino 1	Other related parties
One Shinhan Futures New Technology Investment Associatino 2	Other related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42. Related Party Transactions, Continued

(b)Significant transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest income	~~W~~	4	-	15	-
Interest expense		-	35,749	-	20,138
Fee and commission expense		-	12,258	-	8,283
Bad debt expenses		-	1	-	-
Shinhan Bank(*1)
Interest income		467	-	511	-
Interest expense		-	7,374	-	4,871
Fee and commission income		1,101	-	1,582	-
Fee and commission expense		-	180,960	-	182,817
Other operating loss		-	2,316	-	-
Other general and administrative expense		-	4,094	-	1,583
Other operating income		60	-	43	-
Gain on derivatives		1,060	-	320	-
Loss on derivatives			24,861		1,392
Bad debt expenses		-	15	-	-
Shinhan Credit Information Co., Ltd.
Interest income		3	-	-	-
Fee and commission income		41	-	25	-
Fee and commission expense		-	25,781	-	23,169
Shinhan Life Insurance Co., Ltd.
Interest income		600	-	-	-
Fee and commission income		16,714	-	18,412	-
Fee and commission expense		-	417	-	435
Employee benefits		-	-	-	19
Other operating loss		-	10	-	-
Other general and administrative expense		-	79	-	44
Bad debt expenses		-	2	-	-
Shinhan DS Co., Ltd.(*2)
Interest income		6	-	21	-
Fee and commission income		7	-	-	-
Fee and commission expense		-	29,708	-	25,068
Other operating loss		-	2,155	-	1,548
Other general and administrative expense		-	-	-	8
Bad debt expenses		-	8	-	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42. Related Party Transactions, Continued

(b)Significant transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows, continued:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense
Shinhan Investment Corp.(*1)
Interest income	~~W~~	4	-	121	-
Interest expenses		-	60	-	50
Fee and commission income		162	-	154	-
Fee and commission expense		-	342	-	492
Other operating loss		-	6	-	-
Other general and administrative expense		-	26	-	11
Bad debt expenses		-	3	-	-
Jeju Bank
Interest income		5	-	-	-
Fee and commission income		33	-	39	-
Fee and commission expense		-	10	-	10
Shinhan Capital Co., Ltd.
Bad debt expenses		-	1	-	-
BNP Paribas Cardif Life Insurance
Fee and commission income		48	-	54	-
Reversal of allowance for doubtful accounts		-	-	3	-
Shinhan Savings Bank
Fee and commission income		21	-	13	-
Fee and commission expense		-	1	-	55
Other general and administrative expense		-	-	-	14
Bad debt expenses		-	2	-	-
Shinhan Aitas Co., Ltd.
Fee and commission income		3	-	-	-
Other operating income		1	-	2	-
Shinhan Alternative Investment Management
Fee and commission income		10	-	4	-
Fee and commission expense		-	1	-	1
Shinhan Asset Management Co., Ltd.
Fee and commission expense		-	1	-	2
Bad debt expenses		-	2	-	-
SHC Management Co., Ltd.
Other operating income		55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income		2	-	2	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42. Related Party Transactions, Continued

(b)Significant transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows, continued:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense
Shinhan REITs Management Co., Ltd.
Fee and commission income	~~W~~	15	-	5	-
Asia Trust Co., Ltd.
Fee and commission expense		-	4	-	-
OrangeLife Insurance Co., Ltd
Interest expense		-	1,524	-	-
Fee and commission income		275	-	-	-
Fee and commission expense		-	10	-	3
Shinhan AI Co., Ltd.
Interest income		4		3
Fee and commission income		4	-	-	-
Other general and administrative expense		-	47	-	-
Bad debt expenses		1	-	-	-

(*1) The Group recognized the right-of-use assets and lease liabilities amounting to ~~W~~14,024 million and ~~W~~14,021 million, respectively, according to the lease contract with the other related parties. In relation to this, the Group recognized interest expense amounting to ~~W~~51 million.

(*2) As of December 31, 2020, the Group acquired an intangible asset from other related parties at W1,085 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card receivables	~~W~~	276	-	431	-
Financing lease assets		-	-	40	-
Consolidated tax accounts		-	-	8	-
Borrowings		-	1,935,200	-	1,463,120
Current tax liabilities		-	30,378	-	96,454
Accrued expenses		-	17,644	-	15,724
Allowance for unused credit commitments		-	1	-	-
Shinhan Bank
Cash and due from banks		84,743	-	36,208	-
Derivative assets		-	-	472	-
Credit card receivables		8,308	-	8,190	-
Financing lease assets		1,425	-	4,212	-
Allowance for doubtful accounts		(6)	-	-	-
Accounts receivable		4,788	-	9,379	-
Accrued income		5	-	10	-
Guarantee deposits		9,727	-	10,828	-
Right-of-use assets		12,611	-	282	-
Derivative liabilities		-	28,847	-	12,024
Borrowings		-	99,576	-	103,007
Allowance for asset retirement obligation		-	549	-	599
Accounts payable		-	4,807	-	9,391
Accrued expenses		-	913	-	1,447
Lease liabilities		-	12,565	-	283
Allowance for unused credit commitments		-	9	-	-
Shinhan Credit Information Co., Ltd.
Credit card assets		112	-	93	-
Financing lease assets		-	-	66	-
Accounts payable		-	2,649	-	2,412
Shinhan Life Insurance Co., Ltd.
Credit card receivables		1,751	-	1,808	-
Allowance for doubtful accounts		(1)	-	-	-
Pension plan assets		28,360	-	25,120	-
Accounts payable		-	71	-	64
Accrued expenses		-	34	-	20
Allowance for asset retirement obligation		-	-	-	52
Allowance for unused credit commitments		-	1	-	-
Shinhan DS Co., Ltd.
Credit card receivables		278	-	384	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows, continued:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities

Financing lease assets		50	-	71	-
Allowance for doubtful accounts		(4)	-	-	-
Accrued expenses		-	184	-	1,112
Allowance for unused credit commitments		-	4
Shinhan Investment Corp.
Cash and due from banks	~~W~~	471	-	434	-
Credit card receivables		2,168	-	2,067	-
Allowance for doubtful accounts		(2)	-	-	-
Guarantee deposits		300	-	300	-
Right-of-use assets		3	-	-	-
Allowance for asset retirement obligation		-	-	-	66
Allowance for doubtful accounts		-	1	-	-
Jeju Bank
Cash and due from bank		71	-	65	-
Financing lease assets		-	-	66	-
Accounts payable		-	-	-	7
BNP Paribas Cardif Life Insurance
Credit card assets		81	-	173	-
Shinhan Savings Bank
Credit card receivables		79	-	85	-
Allowance for doubtful accounts		(1)	-	-	-
Allowance for unused credit commitments		-	1	-	-
Shinhan Aitas Co., Ltd.
Credit card assets		116	-	217	-
Shinhan Capital Co., Ltd.
Credit card assets		254	-	197	-
Allowance for unused credit commitments		-	1	-	-
Shinhan Alternative Investment Management, Inc.
Credit card receivables		45	-	70	-
Accounts payable		-	-	-	1
Shinhan Asset Management Co., Ltd.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows, continued:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities

Credit card receivables		104	-	173	-
Allowance for doubtful accounts		(1)	-	-	-
Allowance for unused credit commitments		-	1	-	-
BNP Paribas Cardif General Insurance
Credit card receivables	W	21	-	26	-
Shinhan REITs Management Co., Ltd.
Credit card receivables		36	-	26	-
Finance lease assets		-	-	42	-
Orange Life Insurance Co., Ltd.
Credit card receivables		236	-	404	-
Accounts receivable		12	-	-	-
Debentures in won		-	30,000	-	80,000
Accrued expenses		-	126	-	257
Shinhan AI Co., Ltd.
Credit card receivables		38	-	52	-
Allowance for doubtful accounts		(1)
Accrued expenses		-	47	-	-
Asia Trust Co., Ltd.
Credit card receivables		214	-	226	-
Branbil Co., Ltd.
Credit card receivables		-	-	8	-

(d) Financing transactions between the related parties for the years ended December 31, 2020 and 2019 are summarized as follows:

Control relationship	Related party		2020		2019
			Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	500,000	-	763,120	-
Other related parties	Shinhan Bank		103,568	(53,181)	278,466	(209,191)
Other related parties	Orange Life Insurance Co., Ltd.		-	(50,000)	-	-

(*) During the years ended December 31, 2020, the lease liabilities recognized from the lease contracts with other related parties increased by W 14,021 million and decreased by ~~W~~ 1,661 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions, Continued

(d)  Financing transactions between the related parties for the years ended December 31, 2020 and 2019 are summarized as follows, continued:

Control relationship	Related party		2020		2019
			Investment	Disposal	Investment	Disposal

Other related parties	One Shinhan Futures New Technology Investment Association 1	~~W~~	500	-	1,000	-
Other related parties	One Shinhan Futures New Technology Investment Association 2		600	-	-	-

The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

(e)  Key management personnel compensations for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Salaries and wages	~~W~~	2,941	2,886
Post-employment benefits		45	45
Share-based compensation expense		901	1,256
	~~W~~	3,887	4,187

(f)Details of the guarantee provided by related parties as of December 31, 2020 and 2019 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2020	2019

Shinhan Bank	Shinhan Card Co., Ltd	~~W~~	500,000	500,000	Daily check overdraft agreement
			38,979	75,342	Unused credit commitment
			13,600	14,473	Financial guarantee (letter of credit)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Related Party Transactions, Continued

(g)The main agreement with related parties as of December 31, 2020 and 2019 is as follows:

Related Party		Amount of commitment		Details
		2020	2019

Shinhan Bank	~~W~~	1,413,720	100,629	Derivative facilities
Shinhan Financial Group Co., Ltd.		3,724	-	Unused credit card commitment
Shinhan Bank		60,130	-	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		5,749	-	Unused credit card commitment
Shinhan DS Co., Ltd.		1,222	-	Unused credit card commitment
Shinhan Investment Corp.		6,332	-	Unused credit card commitment
BNP Paribas Cardif Life Insurance		919	-	Unused credit card commitment
Shinhan Savings Bank		171	-	Unused credit card commitment
Shinhan Aitas Co., Ltd.		486	-	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,336	-	Unused credit card commitment
Shinhan Alternative Investment Management		255	-	Unused credit card commitment
Shinhan Asset Management		376	-	Unused credit card commitment
BNP Paribas Cardif General Insurance		229	-	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		64	-	Unused credit card commitment
Orange Life Insurance Co., Ltd. (*)		2,764	-	Unused credit card commitment
Asia Trust Co., Ltd.(*)		486	-	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		288	-	Unused credit card commitment

(h) During the years ended December 31, 2020, the receivables acquired and sold through Shinhan Investment Corp. amounts to W 367,624 million and W 318,170 million, respectively. Also, debentures issued by the Group and acquired by Shinhan Investment Corp. amounts to W 120,000 million

(i) During the years ended December 31, 2020, the Group paid W924,964 million to Shinhan Capital in return for the transaction of the transfer of Shinhan Capital's assets and recognized the same amount of assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Interests in Unconsolidated Structured Entities

(a)  The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles as the asset manager.

Investment fund

Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.  The Group is involved in beneficiary certificates by investing in investment funds.

(i) The size of unconsolidated structured entities as of December 31, 2020 is as follows:

		2020
Assets-backed securitization	~~W~~	217,334
Investment fund		36,667,675
Total assets	~~W~~	36,885,009

(ii) Revenues and expenses recognized relating to the Group’s interests in unconsolidated structured entities for the years ended December 31, 2020 is as follows:

		Asset-backed securitization	Investment fund	Total
Revenues
Fee and commission income	~~W~~	-	28	28
Other operating income		6,353	15	6,368
	~~W~~ 	6,353	43	6,396

Expenses	~~W~~	-	(34)	(34)

(iii) The carrying amounts of the assets transferred to unconsolidated structured entities as of December 31, 2020 and 2019 are as follows:

		Asset-backed securitization	Investment fund	Total
Loans	~~W~~	-	482,100	482,100

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Interests in Unconsolidated Structured Entities, Continued

(b)Nature of risks

(i)The carrying amounts of the assets and liabilities recognized relating to the Group’s interests in unconsolidated structured entities as of December 31, 2020 and 2019 are as follows:

		Asset-backed securitization	Investment fund	Total
Assets:
Financial assets at FVTPL	~~W~~	1,070	483,087	484,157

(ii)Maximum exposure to risk relating to the Group’s interests in unconsolidated structured entities as of December 31, 2020 and 2019 is as follows:

		Asset-backed securitization	Investment fund	Total
Assets held	~~W~~	1,070	483,087	484,157
Purchase commitments		-	99,400	99,400
		1,070	582,787	583,557

44.Uncertainty due to Changes in Domestic and Global Economic Conditions

(a)The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Group's results of operations by increasing a potential impairment on assets and the expected credit losses of certain asset portfolio.

(b)The risk exposure of the portfolio, which is determined to be highly affected by COVID-19, is as follows.

	Business		Financial assets at amortized cost	Off-balance sheet items

Credit card receivables	Credit Sales		357,589	702,124
	Short-term card loans		142,252
	Long-term card loans		283,150
		~~W~~	782,991	702,124

Given these considerations, the Group has applied the same forward-looking macroeconomic information used for the previous year in estimating expected credit loss under Korean IFRS 1109 Financial Instrument for the years ended December 31, 2020. During the years ended December 31, 2020, there have been significant changes in the forward-looking information that affect the expected credit loss allowances. It is predicted that major economic factors, including the private consumption expenditures, will deteriorate rapidly due to the impact of COVID-19 pandemic.

In response to these changes, the Group reassessed the future outlook information by applying the major economic factors that are expected to be deteriorated into the statistical model assuming the correlation between the major economic factors and the default rates used in estimating the expected credit loss allowances.

The Group will continue to monitor forward-looking information, taking into account the duration of COVID-19 pandemic impact to the economy and the government's policies.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

45.Events after the Reporting Period

On December 23, 2020, the Board of Directors decided to purchase all shares issued by Shinhan Credit Information Corporation and signed a stock trading contract with Shinhan Credit Information. The Group has been licensing stock trading transactions in accordance with the relevant laws.